November 28, 2006

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *3Q06 Financial Statements filed with Brazilian SEC on November 27, 2006 (in English)*

2. *3Q06 Financial Statements filed with Brazilian SEC on November 14, 2006 (in Portuguese)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5634.

Very truly yours,

Gina Pinto

KPMG

MMX Mineração e Metálicos S.A. (Formerly Known as Tressem Participações S.A.)

(Publicly-held company)

Report of independent accountants on special review

Quarter ended September 30, 2006

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM))

MMX Mineração e Metálicos S.A.

(Publicly-held company)

Quarterly information

Quarter ended September 30, 2006

Contents

KPMG

KPMG Auditores Independentes
Av. Almirante Barroso, 52 - 4º
20031-000 - Rio de Janeiro, RJ - Brasil
Caixa Postal
20001-970 - Rio de Janeiro, RJ - Brasil

Telefone 55 (21) 3515-9400
Fax 55 (21) 3515-9000
Internet www.kpmg.com.br

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM))

To
The Board of Directors and Shareholders of
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have reviewed the quarterly financial information of MMX Mineração e Metálicos S.A. (formerly known as Tressem Participações S.A.), for the quarter ended September 30, 2006, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the related statement of operations and the consolidated statement of operations, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which have, or may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the mandatory quarterly information.

Our special review was performed for the purpose of issuing a special review report on the quarterly information referred above. The statements of cash flows related to the quarter ended September 30, 2006 represent supplementary information to those quarterly information and are presented to provide additional analysis. These supplementary information were submitted to the same review procedures applied to the quarterly information referred above, and are adequately presented in all material respects, in relation to the quarterly information, taken as a whole.

As mentioned in Note 1, most of the Company's subsidiaries are in pre-operating stage and thus their results regarding the pre-operating stage are being recorded as deferred charges, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges to the results for the period. The Company also has goodwill originated on the acquisition of a subsidiary. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as the subsidiaries are dependent upon the financial support of the shareholders and/or capital infusions from third parties up to the moment their operations are profitable. Management's plans regarding to the beginning of operational activities are also described in Note 1.

The quarterly information of Tressem Participações S.A. (former name of MMX Mineração e Metálicos S.A.) for the quarter ended September 30, 2005, presented for comparative purposes, were reviewed by other independent auditors. The special review report of those other independent auditors, dated November 7, 2005, was issued with the comment that the quarterly information were prepared assuming the normal course of operations of the Company.

November 14, 2006

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE	2 – COMPANY'S NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49
4 – NIRE		
33300261117		

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS				2 - DISTRICT
PRAIA DO FLAMENGO, 154, 5° ANDAR				FLAMENGO
3 - ZIP CODE	4 - MUNICIPALITY			5 - STATE
22210-030	RIO DE JANEIRO			RJ
6 - AREA CODE	7 - TELEPHONE NUMBER	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEX
21	2555-5500	-	-	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
21	2555-5550	2555-5560	-	
15 - E-MAIL				

01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 – NAME				
LUIZ RODOLFO LANDIM MACHADO				
2 - COMPLETE ADDRESS				3 - DISTRICT
PRAIA DO FLAMENGO, 154, 5° ANDAR				FLAMENGO
4 - ZIP CODE	5 - MUNICIPALITY			6 - STATE
22210-030	RIO DE JANEIRO			RJ
7 - AREA CODE	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEPHONE NUMBER	11 - TELEX
21	2555-5500	-	-	
12 - AREA CODE	13 – FAX	14 - FAX	15 - FAX	
21	2555-5550	2555-5560	-	
16 - E-MAIL				
RI@MMX.COM.BR				

01.04 –REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9 - NAME/COMPANY NAME AUDITOR					10 - CVM CODE		
KPMG AUDITORES INDEPENDENTES					00418-9		
11 - NAME TECHINICAL RESPONSIBLE					12 - CPF TECHINICAL RESPONSIBLE		
MANUEL FERNANDES RODRIGUES DE SOUSA					783.840.017-15		

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

01.05 - COMPOSITION OF PAID-UP CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 09/30/2006	2 - PRIOR QUARTER 06/30/2006	3 - SAME QUARTER OF PRIOR YEAR 09/30/2005
ISSUED CAPITAL			
1 - COMMON	3,804	187,553	20
2 - PREFERRED	0	0	40
3 - TOTAL	3,804	187,553	60
TREASURY SHARES			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - COMPANY'S CHARACTERISTICS

1 - TYPE OF COMPANY *Business Concern,* Industrial Company and Others
2 – SITUATION Operational
3 - TYPE OF CONTROLLING INTEREST National Holding Company
4 - ACTIVITY CODE 3030 – Holdings Administration Company - Mining
5 - MAIN ACTIVITY Investments in Mining Companies
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF ACCOUNTANTS' REVIEW REPORT Unqualified

01.07 - *SUBSIDIARIES* EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS' REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

(A free translation of the original in Portuguese)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

01.09 – CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - VALUE OF CHANGE (In thousands of reais)	5 ORIGIN OF ALTERATION	7 - NUMBER OF SHARES ISSUED (In thousands)	8 ISSUED PRICE OF SHARES (In reais)
01	04/12/2006	31,913	15,210	Contribution in Assets or Receivables	17	885.8474000000
02	04/28/2006	23,620	(8,293)	Centennial Partial Spin-off 30%	(32)	0.000000000
03	07/21/2006	1,052,631	1,029,011	Public Subscription	1,263	815.000000000
04	08/23/2006	1,142,515	89,884	Public Subscription	110	815.000000000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
11/13/2006	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2006	4 - 06/30/2006
1	TOTAL ASSETS	1,064,438	27,006
1.01	CURRENT ASSETS	1,017,452	251
1.01.01	CASH AND CASH EQUIVALENTS	979,368	39
1.01.01.01	CASH AND BANKS	955	39
1.01.01.02	INTEREST EARNING BANK DEPOSITS	978,413	0
1.01.02	CREDITS	37,381	61
1.01.02.01	TAXES RECOVERABLE	161	0
1.01.02.02	CONTRACTUAL RETENTIONS	37,220	0
1.01.02.03	OTHER	0	61
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	703	151
1.02	NONCURRENT ASSETS	35,207	7,710
1.02.01	SUNDRY RECEIVABLES	0	0
1.02.02	RECEIVABLES FROM RELATED PARTIES	35,207	7,710
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	35,207	7,710
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	11,779	19,045
1.03.01	INVESTMENTS	9,641	19,040
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	9,641	19,040
1.03.01.03	OTHER INVESTMENTS	0	0
1.03.01.03.01	MINING RIGHTS	0	0
1.03.02	PROPERTY, PLANT AND EQUIPMENT	2,138	5
1.03.03	DEFERRED CHARGES	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	TOTAL LIABILITIES	1,064,438	27,006
2.01	CURRENT LIABILITIES	25,326	11,105
2.01.01	LOANS AND FINANCING	10,134	9,921
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	13,712	383
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	272	214
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	0	0
2.01.06.01	PROVISION FOR REALIZATION OF DEFERRED INCOME TAX	0	0
2.01.07	RELATED PARTY DEBTS	338	538
2.01.08	OTHER	870	49
2.02	NONCURRENT LIABILITIES	0	0
2.02.01	LOANS AND FINANCING	0	0
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	1,039,112	15,901
2.05.01	CAPITAL	1,142,515	23,620
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	0	0
2.05.04.01	LEGAL	0	0
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/LOSSES	(103,403)	(7,719)

(A free translation of the original in Portuguese)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

03.01 – STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 – DESCRIPTION	3- 07/01/2006 to 09/30/2006	4- 01/01/2006 to 09/30/2006	5- 07/01/2005 to 09/30/2005	6- 01/01/2005 to 09/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	(95,684)	(100,724)	(7)	(37)
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(33,679)	(37,921)	(7)	(37)
3.06.03	FINANCIAL	(52,606)	(52,558)	0	0
3.06.03.01	FINANCIAL INCOME	24,527	24,762	0	0
3.06.03.02	FINANCIAL EXPENSES	(77,133)	(77,320)	0	0
3.06.03.02.01	FINANCIAL EXPENSES	(77,092)	(77,279)	0	0
3.06.03.02.02	*EXCHANGE VARIATION*	(41)	(41)	0	0
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY GAIN (LOSS)	(9,399)	(10,245)	0	0
3.07	OPERATING INCOME	(95,684)	(100,724)	(7)	(37)
3.08	NON-OPERATING INCOME (EXPENSES)	0	0	0	0
3.08.01	INCOME	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND INTERESTS	(95,684)	(100,724)	(7)	(37)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - *CNPJ (Corporate Taxpayer's ID)*
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

03.01 – STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 – DESCRIPTION	3- 07/01/2006 to 09/30/2006	4- 01/01/2006 to 09/30/2006	5- 07/01/2005 to 09/30/2005	6- 01/01/2005 to 09/30/2005
3.12	STATUTORY INTEREST/ CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(95,684)	(100,724)	(7)	(37)
	NUMBER OF . SHARES, OUTSATANDING, EXCLUDING TREASURY STOCK (THOUSAND)	3,804	3,804	60	60
	EARNINGS PER SHARE				
	LOSS PER SHARE	(25,15352)	(26,47844)	(0,11667)	(0,61667)

(In thousands of reais, unless stated otherwise)

1 Operations

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") is an incorporated publicly-held company. MMX's current controlling shareholders acquired, on November 9, 2005, the totality of the shares representing the Company's capital stock, which operation was approved on November 29, 2005, by the Brazilian Securities Exchange Commission - CVM. On July 21, 2006, MMX filed the final prospectus regarding the initial public offering, whereby the Company issued 1,262,590 nominative common shares that started to be traded at the *Novo Mercado* (New Market) segment of the São Paulo Stock Exchange - BOVESPA as of July 24, 2006. The financial settlement of public offering was executed on July 26, 2006. On that occasion, the Company held a capital increase in the amount of R$1,029,011.

On August 18, 2006, after having consulted the Lead Manager, the Banco de Investimentos Credit Suisse (Brasil) S/A exercised the option for the subscription of a supplementary batch of 110,288 book-entry shares, nominatives and non-par registered, issued by the Company ("Supplementary Batch Shares"), at the price of R$815.00 per share, resulting in an additional capital increase in the amount of R$89,884.

On August 24, 2006, the Company closed the public offering, and considering the over-allotment, 1,372,878 shares were made available to the market, which represent 36.1% of the Company's total capital stock on such date, at the price of R$815.00 per share ("Price per Share"), resulting in a capital increase in the total amount of R$1,118,896.

MMX operates in the following business areas: the extraction, processing, transportation and sale of minerals; the manufacture, processing, transportation and sale of metallic products; as well as the construction, operation and exploration of marine terminals and railways.

MMX develops, on its own account or through its subsidiaries, projects in mining, logistics, steel and the production of value-added metal products from the iron ore it extracts. The Company owns mineral deposits, as a result of the acquisition of mines and applications for mining rights, which it explores and from which it extracts iron ore. In the feasibility study context developed by the Company and subsidiaries, according to geological information obtained and analyzed until March 31, 2006, the Company cubed mining resources, among the ones measured, indicated and inferred, to the tune of 1,153 thousand tons (*), pursuant to an audit study carried out by SRK Consulting. The Company manages and/or develops logistic systems in the geographic regions where its resources and those of its subsidiaries are located, with a view to the outflow of its production and to the delivery of services to the public, in the public concession category.

At September 30 and June 30, 2006, MMX had, by means of direct and indirect ownership in subsidiaries, the following projects:

(In thousands of reais, unless stated otherwise)

Activities in mining research activities (excluding those related to copper and precious metals) in the municipalities of Pedra Branca do Amapari and Serra do Navio, in the State of Amapá, by means of an exploration contract entered into between the subsidiary MMX Amapá Mineração Ltda. ("MMX Amapá") and Mineração Pedra Branca do Amapari Ltda. ("MPBA"), a subsidiary of Canadian company Goldcorp Inc. The Company completed a feasibility study for this project, developed by Natrontec - Estudos e Engenharia de Processos Ltda., that, besides the mine, encompasses the railway and marine terminal operations. The estimated necessary investment in the project is US$272,000 thousand (*), with start-up scheduled for fiscal year 2007.

a. The subsidiary MMX Minas-Rio Mineração e Logística Ltda. (hereinfater "MMX Minas-Rio"), on its own account or through its subsidiary MPC Mineração e Pesquisa Ltda. ("MPC"), is the owner of mining rights located in the Quadrilátero Ferrífero and in Serra do Espinhaço, in the State of Minas Gerais. These assets will support the "MMX Minas-Rio System", which will produce iron ore and transport it via a mining pipeline approximately 550 kilometers long which will connect the mining region to the municipality of São João da Barra, in the State of Rio de Janeiro, where the Company, through one of its subsidiaries, already owns a 1,924,000 hectare site suitable for the construction of a port with sufficient capacity to receive deep draft ships. The Company completed a feasibility study, which was developed and/or compiled by SRK Consulting, that estimated a necessary investment of US$2,033,000 thousand (*) for this project, including investments related to the acquisition of mining rights, with start-up scheduled for fiscal year 2009.

b. The Company, through the subsidiary MMX Amapá, constituted the MMX Logística do Amapá Ltda. ("MMX Logísitica do Amapá") on February 23, 2006, after the bidding process started in 2005, with the purpose of obtaining from the State of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service at the Amapá-EFA Railway. The concession of the railroad operation, for the period of 20 years, which can also be renewed for an additional period of 20 years, under the terms of law, is aimed, among other activities of a public nature, at developing the transportation logistics of iron ore to be extracted from the mines held by the Company in the State of Amapá, for the performance of a supply agreement entered into with MMX Amapá.

According to the Concession Agreement, MMX Logística do Amapá should invest in the first two concession years a total amount of R$40,700 (*) in the recovery of the railway. For the concession, MMX Amapá made, on March 7, 2006, a payment in the value of R$814 to the State of Amapá, equivalent to 2% of the estimated value of investments to be restored.

c. On April 12, 2006, the controlling shareholder of MMX paid in a capital increase by granting to the Company almost all the shares representing the capital stock of the company MMX Corumbá Participações Ltda.

(In thousands of reais, unless stated otherwise)

On April 18, 2006, the Company carried out the complete spin-off of MMX Corumbá Participações Ltda., with the total absorption of its equity by its subsidiaries MMX Corumbá Mineração Ltda ("MMX Corumbá") and MMX Metálicos Brasil Ltda. ("MMX Metálicos"). As the spun-off company did not have other assets or liabilities, the spin-off transaction did not entail a capital increase in the recipient companies and the Company thereafter began to hold, directly, almost all the quotas representing the capital of the subsidiaries MMX Corumbá and MMX Metálicos.

The subsidiary MMX Corumbá is the holder and lessee of mining rights in the Municipality of Corumbá, State of Mato Grosso do Sul, and is in the current phase of production through the operation of a mobile plant, of limited production, the first billing of which occurred in July, 2006. The Company completed a feasibility study regarding this project, developed by Natrontec - Estudos e Engenharia de Processos Ltda., which estimated the necessary investment in the project to be US$72,000 thousand (*).

Its subsidiary MMX Metálicos currently develops projects, which the Company has commissioned Hatch Consulting and Outokumpu Technologies to prepare feasibility studies, aiming at the deployment of integrated plants for the production of cast iron and semi-finished products, preferably in the states of Amapá and Mato Grosso do Sul, where the Company's own mines are located, and at the deployment of a pelletizing plant on the property of a subsidiary of the company in the Municipality of São João da Barra, Rio de Janeiro. The estimated investment necessary for these projects is US$1,224,000 thousand (*).

As mentioned in Note 18, on April 28, 2006, the shareholders of MMX organized a partial spin-off of the Company, corresponding to 30% of the shares of its subsidiaries; MMX Amapá, MMX Corumbá and MMX Minas-Rio.

(*) Not reviewed by KPMG Auditores Independentes.

2 Licenses

The prerequisite of the environmental policy of Grupo MMX is the obtainment of all the licenses required by law for each one of its facilities and activities. The Company currently has the following licenses through its subsidiaries MMX Corumbá, MMX Amapá, MMX Logística do Amapá and MMX Metálicos:

Company	Type	Issuing date	Term
MMX Corumbá	Operation of "Mine 63"	10/27/2005	1 Year
MMX Amapá	Mina Amapá Deployment License	08/16/2006	1 Year
MMX Amapá	Prior License for Port Terminal	08/16/2006	6 Months
MMX Logística Amapá	Railway Operation	08/16/2006	1 Year
MMX Metálicos	Deployment License	08/16/2006	5 Years

(In thousands of reais, unless stated otherwise)

3 Presentation of quarterly information

The Parent Company and Consolidated quarterly information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission – CVM.

Description of significant accounting policies

a. Statement of operations

Income and expenses are recognized on an accrual basis. In view of the pre-operational stage of the majority of the Company's subsidiaries, consolidated income is basically comprised of expenditures not related to projects in progress and/or which do not represent future benefits. Part of the Company's consolidated results originates from the operation of Amapá Railway and of the iron ore mine of MMX Corumbá, which is in the initial phase of mining.

b. Accounting estimates

The preparation of the quarterly information in accordance with accounting practices adopted in Brazil requires that management use its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of permanent assets, deferred income tax and social contribution, mining rights, the goodwill in subsidiary's acquisition, the provision for contingencies, for the valuation of financial instruments and for the provision for adjustment to market value of inventories. The settlement of transactions involving such estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least on a quarterly basis.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the fixed assets, since the subsidiaries of the Company are in a pre-operating phase.

d. Current and noncurrent assets

- **Interest earning bank deposits**

  Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date and do not overcome the market value.

(In thousands of reais, unless stated otherwise)

- **Inventories**

Valued at average purchase or production cost, reduced by allowance for losses at market value.

The cost of inventories includes expenditures incurred in the acquisition, transportation and warehousing of the inventories. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

- **Other current and noncurrent assets**

Presented at the net realizable amount.

e. Permanent assets

- **Investments**

Investments in subsidiaries were valued in the parent company using the equity method plus positive goodwill or less negative goodwill, when applicable.

Goodwill generated in subsidiary company's acquisition is grounded on the expectation of future profit generation, and will be amortized according to future income in up to 10 years (see Note 9).

- **Property, plant and equipment**

Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is calculated on a straight-line method at rates which take into account estimated useful lives of the assets.

- **Mining rights**

Mining rights are valued at the cost of acquisition and are subject to recoverability tests. Amortization will occur over the estimated useful life of the mines, commencing from the beginning of operations.

- **Deferred charges**

All results determined in the pre-operational phase related to research and development expenses with projects of the Company's subsidiaries, as well as the correspondent financial charges, monetary and/or exchange variations earned until the balance sheets date, are associated to the expectation of future benefits and are recorded in deferred charges. Amortization will occur for a 10-year period, as from the beginning of operations.

Expenditures not directly associated to any future benefits are transferred from deferred charges to the results for the period.

(In thousands of reais, unless stated otherwise)

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges, monetary and/or exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

In this fiscal year, a taxable income was not ascertained by the company and, consequently, the company did not obtain a positive calculation basis for income tax and social contribution. Additionally, deferred tax credit assets are not fully provisioned, due to the absence of a profitability record.

i. Statement of cash flows

The Company is presenting as complementary information the statement of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

4 Consolidated quarterly information

Quarterly comparative

The comparative analysis between periods ended on September 30, 2006 and 2005, is technically impaired due to the following facts:

a. Parent company

Only as from November 9, 2005, when MMX Mineração's control was acquired by the present controlling shareholder, were transactions initiated within the present operational context of the Company. The accounting balances recorded by the parent company on September 30, 2005 represented Tressem Participações S.A. (former name of MMX) small activities, which did not have operations or assets, did not own investments in other companies nor exploited usual entrepreneurial activity.

(In thousands of reais, unless stated otherwise)

b. Consolidated

On September 30, 2005, MMX did not own investments, and current subsidiaries did not have the corporate control structure now in effect as well as they had an operational context still incipient when compared to the operation model presently designed for such subsidiaries.

Due to the corporate restructuring which occurred on April 12, 2006 (as described in Note 18a.), the Company became a holder of MMX Corumbá and MMX Metálicos' investments, and the following interests: 99.9% of MMX Metálicos, 70% of MMX Amapá, 70% of MMX Minas-Rio and 70% of MMX Corumbá.

As a result, the statement of operations and the statement of cash flow for the quarter ended September 30, 2005, cannot be compared with the same quarterly information disclosed by the Company as at September 30, 2006.

The accounting policies have been consistently applied in all the consolidated companies.

The consolidated financial statements include the financial statements of MMX and its direct and indirect subsidiaries, as listed below:

	Interest percentage	
	9/30/2006	**6/30/2006**
Direct subsidiaries:		
MMX Amapá	70.00%	70.00%
MMX Minas-Rio	70.00%	70.00%
MMX Corumbá	70.00%	70.00%
MMX Metálicos	99.99%	99.99%
Indirect subsidiaries:		
MPC	69.99%	69.99%
IRX (*)	56.00%	56.00%
MMX Logística do Amapá	69.99%	69.99%

(*) The indirect subsidiary IRX Mineração Ltda. ("IRX") holds the mining rights acquired on September 9, 2004 in the State of Bahia.

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment account balances and corresponding capital interest, reserves and retained earnings/losses accumulated by the subsidiary companies;

(In thousands of reais, unless stated otherwise)

c. Identification of minority interests in the consolidated financial statements; and

d. Elimination of income and expense balances arising from intercompany transactions. These balances are eliminated in the measure of the holding Company's participation in subsidiaries against the investments. Unrealized losses are eliminated in the same way as unrealized gains, but only when there are no evidences of the problems with asset's recovery.

5 Cash and cash equivalents

	Parent Company		Consolidated	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Cash and cash equivalents	955	39	9,255	20,070
Interest earning bank deposits	978,413	-	996,542	18,527
	979,368	39	1,005,797	38,597

Interest earning bank deposits basically represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities (CDB) of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip (CDI - Interbank Deposit Certificate).

The Company and its subsidiary MMX Metálicos have its financial investments temporary blocked, as mentioned in the no. 8 and 19b, in the total amount of R$128,209, and there is no loss in the accruing of interests referring to such investments. The amounts are presented as contractual retentions, in current assets.

The portfolio of interest earning bank deposits is broken down as follows:

(In thousands of reais, unless stated otherwise)

	Parent Company					
	9/30/2006					
	Nature of Investments					
Financial Institution	**Debentures**	***Open Investment Fund***	**Over Selic**	**LTN Over**	***CDB***	**Total**
Exclusive Funds:						
Pactual	738,094	130,598	-	-	-	868,692
Credit Suisse	-	-	69,542	37,994	2,185	109,721
Total Exclusive Funds	738,094	130,598	69,542	37,994	2,185	978,413
Other Investments:						
Itaú BBA	37,220	-	-	-	-	37,220
Total Other Investments	37,220	-	-	-	-	37,220
Total Investments	775,314	130,598	69,542	37,994	2,185	1,015,633
Blocking referring to contractual retentions						(37,220)
Total Investments, net	775,314	130,598	69,542	37,994	2,185	978,413

	Consolidated					
	9/30/2006					
	Nature of Investments					
Financial Institution	**Debentures**	**Open Investment Funds**	**Over Selic**	**LTN Over**	**CDB**	**Total**
Exclusive Funds:						
Pactual	738,094	141,030	-	-	-	879,124
Credit Suisse	-	-	127,273	69,437	4,000	200,710
Total Exclusive Funds	738,094	141,030	127,273	69,437	4,000	1,079,834
Other Investments:						
Itaú BBA	37,220	-	-	-	-	37,220
Unibanco and other	7,697	-	-	-	-	7,697
Total Other Investments	44,917	-	-	-	-	44,917
Total Investments	783,011	141,030	127,273	69,437	4,000	1,124,751
Blocking referring to contractual retentions						(128,209)
Total Investments, net	783,011	141,030	127,273	69,437	4,000	996,542

(In thousands of reais, unless stated otherwise)

Exclusive funds, which are regularly reviewed by independent auditors, are subject to obligations limited to the payment of services rendered by asset management, attributed to the operation of investments, such as custody and auditing fees and other expenses. There are no material financial obligations, nor Company's assets, to guarantee such obligations.

Statements of cash flows

	Parent Company		Consolidated	
	09/30/2006	**09/30/2005**	**09/30/2006**	**09/30/2005**
Cash flows from operating activities				
Loss for the period	(100,724)	(37)	(100,724)	-
Minority interest	-	-	4,128	-
Income Items do not affect cash flow:				
Equity on loss of subsidiaries	10,245	-	-	-
Increase (decrease) in assets and				
Contractual retentions	(37,220)	-	(128,209)	-
Inventories	-	-	(16,618)	-
Increase in other accounts receivable	(707)	-	(23,029)	-
Increase in suppliers	13,712	7	33,240	-
Increase (decrease) in accounts payable	887	-	(12,108)	-
Net cash used in operational activities	(113,808)	(30)	(243,322)	-
Cash flows from investments activities				
Credits with related parties	(35,207)	-	656	-
Acquisition in investments	(16,067)	-	(2,176)	-
Acquisition of property, plant and	(2,137)	-	(52,275)	-
Acquisition of mining rights	-	-	(37,842)	-
Write-off of mining rights	-	-	1,256	
Additions to deferred charges	-	-	(90,792)	-
Net cash used in investment activities	(53,411)	-	(181,173)	-
Cash flows from financing activities				
Paid-up capital	1,125,812	40	1,125,812	-
Loans and Financings	10,134	-	284,575	-
Debts with related parties	(19)	16	-	-
Net cash provided by financing activities	1,135,927	56	1,410,387	-
Increase in cash and cash equivalents				
At the beginning of the period	10,660	3	19,903	-
At the end of the period	979,368	29	1,005,797	-
Increase in cash and cash equivalents	968,708	26	985,893	-

(In thousands of reais, unless stated otherwise)

6 Inventories

	Consolidated	
	9/30/2006	**6/30/2006**
Finished goods	25,269	12,566
Provision for adjustment to market value	(8,651)	(6,643)
	16,618	5,923

On September 30, 2006, the iron ore inventories of the Corumbá Mine, at the initial stage of mining, amounted to 306 thousand tons of lump (112 thousand tons on June 30, 2006). This inventory was incorporated by the Company due to the corporate restructuring that took place on April 12, 2006, as described in Note 18a.

7 Judicial Deposits

The balance of judicial deposits in court is represented by processes no. 008.06.104278-9 (writ of ejectment of Fazenda Piraputanga) and no. 1756/2005 (claim of entrance in the area for performing mineral research) related to the lawsuits filed by MMX Metálicos and MMX Amapá, respectively, as described in Note 15b.

8 Contractual Retentions

Refer to MMX Metálicos' and to the Company's portion of interest earning bank deposits blocked as collateral for the loan granted by Banco de Investimentos Credit Suisse in the amount of R$90,989, and private instrument of fiduciary release of credit rights as guarantee of installment agreement in favor of MMX Corumbá in the amount of R$37,220, respectively, as mentioned in Note 19b.

(In thousands of reais, unless stated otherwise)

9 Investments and goodwill on the acquisition of a subsidiary

a. *Breakdown of balances*

	Parent Company		Consolidated	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Investments in subsidiaries	9,641	19,040	-	-
Advances for future investment acquisition	-	-	2,176	-
Goodwill determined on subsidiary acquisition	-	-	177,513	177,513
	9,641	19,040	179,689	177,513

MPC

The goodwill balance determined on the acquisition of the subsidiary MPC by MMX Minas-Rio is based on expectation of future profitability in the mining reserve exploration related to the mining rights of the Quadrilátero Ferrífero area, located in the State of Minas Gerais, as described in Note 10. Future profitability is based on feasibility studies and the business plans of projects and technical reports on the production capacity of the reserves.

Goodwill amortization will be recorded in up to 10 years, as of commercial start-up, according to the future profitability projections.

Mineral Service

The subsidiary MMX Corumbá acquired on July 11, 2006, the mining rights to explore the iron ore in the state of Mato Grosso do Sul, upon the acquisition of the quotas of the company Mineral Service Ltda.("Mineral Service"), at the total cost of US$14,000 thousand (equivalent to R$30,439), and US$1,000 thousand (R$2,176) was paid on July 11, 2006, recorded as advance for future investment acquisition, and the remaining balance will be paid in three installments, US$3,000 thousand in the verification of the transfer of mining rights, US$4,000 thousand on December 20, 2006 and US$6,000 thousand on July 10, 2007. Such payments are subject to the effective transfer of mining rights to Mineral Service.

(In thousands of reais, unless stated otherwise)

b. Movement of balances

Stockholdings and movement of investments are described below:

	Parent Company - 9/30/2006							
Subsidiaries' Data	MMX Amapá	IRX	MMX Logística do Amapá	MMX Minas-Rio	MPC	MMX Corumbá	MMX Metálicos	Total
Participation in capital stock (%)	70	56	69.99	70	69.99	70	99.99	-
Shareholders' equity	2,306	65	(2,508)	7,222	30	4,231	10	-
Capital stock	6,628	10	-	8,478	30	15,200	10	-
Capital stock to be paid-up	-	-	15,000	-	-	-	-	-
Advance for future capital increase	-	55	(15,000)	-	-	-	-	-
Loss in the quarter	(1,195)	-	(2,508)	(1,256)	-	(10,975)	-	-
Movement:								
Balances at March 31, 2006	**3,967**	**-**	**-**	**8,478**	**-**	**-**	**-**	**12,445**
Acquisition of investments	1,777	-	-	423	-	10,645	10	**12,855**
Advances for future capital increase	(2,968)	-	-	(2,967)	-	-	-	**(5,935)**
Equity on loss of subsidiaries	(325)	-	-	-	-	-	-	**(325)**
Balance at June 30, 2006	**2,451**	**-**	**-**	**5,934**	**-**	**10,645**	**10**	**19,040**
Equity on loss of subsidiaries	(837)	-	-	(879)	-	(7,683)	-	**(9,399)**
Balance at September 30, 2006	**1,614**	**-**	**-**	**5,055**	**-**	**2,962**	**10**	**9,641**

(In thousands of reais, unless stated otherwise)

10 Mineral rights and concession

The Company had the following mineral rights:

Company		State	Right	Consolidated 9/30/2006	Consolidated 6/30/2006
Acquisitions:					
IRX	(a)	Bahia	Mining - Iron ore	168	168
MMX Minas-Rio	(b)	Minas Gerais	Mining - Iron ore	-	9,305
MMX Minas-Rio	(c)	Minas Gerais	Mining - Iron ore	40,000	40,000
MPC	(d)	Minas Gerais	Mining - Iron ore	25	25
MMX Minas-Rio	(e)	Minas Gerais	Mining - Iron ore	30	30
MMX Corumbá	(f)	Mato Grosso	Mining - Iron ore	28,954	28,604
MMX Logística do Amapá	(g)	Amapá	Railway Concession/Granting	814	814
				69,991	78,946
Advances for mining rights acquisition:					
MMX Minas-Rio	(h)	Minas Gerais	Mining - Iron ore	2,463	1,490
MMX Minas-Rio	(i)	Minas Gerais	Mining - Iron ore	1,086	1,086
MMX Minas-Rio	(j)	Minas Gerais	Mining - Iron ore	12,536	12,536
				16,085	15,112
				86,076	94,058

(a) Mining rights acquired on September 9, 2004 in the State of Bahia.

(b) On August 14, 2006, Mr. Sebastião Cotta Lima was notified about the denouncement of the assignment of mining rights ruled by the assignment agreement, without any onus. Thus, the subsidiary reduced the mining rights of US$4,000 thousand (equivalent to R$9,306) with a counterentry as payable liability of US$3,400 thousand, on June 30, 2006, as described in Note 17. The *remaining* portion of US$600 thousand was recognized as loss to the results for the period.

(c) Located in the Serra do Espinhaço region, in the State of Minas Gerais, and acquired on October 19, 2005, at a total cost of R$40,000, out of which R$4,500 was paid on the signature of the contract and the remaining amount will be paid in installments, as described in Note 17.

(d) Located in the Quadrilátero Ferrífero region, in the State of Minas Gerais, and acquired on August 17, 2005, through the acquisition of quotas in MPC, the owner of the assets in question. The total value of the transaction was US$75,000 thousand and, the first installment of US$20,000 thousand was paid in 2005. On September 30, 2006, the Company had assumed an obligation to pay US$55,000 thousand (equivalent to R$119,581), plus interests, as described in Note 17. On January 10, 2006, the parent company requested new mining rights from Departamento Nacional de Produção Mineral - DNPM in the same region, at a cost of R$1.

The value of the mining right recorded in the indirect subsidiary MPC is R$25, resulting in the subsidiary MMX Minas-Rio recording a transaction goodwill, as described in Note 9.

(In thousands of reais, unless stated otherwise)

(e) Agreement signed on April 13, 2006 for mining research services and experimental mining necessary for a better knowledge of the area in the amount of R$30.

(f) Mining rights of the Laiz and Ema mines, designated mine 63, in the municipality of Corumbá, State of Mato Grosso do Sul, acquired at the price of R$28,604 from the company Sociedade Brasileira de Imóveis Ltda.

(g) Value of granting of concession of the Amapá-EFA Railway, as described in Note 1c.

(h) On March 13, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it shall pay US$700 thousand (R$1,490) and, on August 7 and 25, 2006, additions for the option agreement were entered into, for which it paid US$480 thousand (R$973). The total value of mining rights is of R$35,000 to be paid in twenty equal, consecutive and monthly installments in the amount of R$1,750, adjusted by the savings index, being the first due upon the exercise of the purchase option.

(i) On March 3, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it shall pay US$500 thousand as purchase option, of which US$400 thousand (equivalent to R$863) has already been paid and the remaining balance was paid on October 2 and November 2, 2006.

(j) On April 28, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Quadrilátero Ferrífero region, for which it paid US$6,000 thousand (equivalent to R$12,535) as purchase option. The purchase option is valid for 10 months and may be extended for more 8 months through an additional payment of US$19,000 thousand.

On July 14, 2006, the subsidiary MMX Amapá and MPBA entered into an Agreement for the Assignment of Mining Rights and Other Arrangements, whereby certain mining rights contained in Processes DNPM nr. 852,730/93, 858,010/99 and 858,114/04, previously subject matter of an agreement of shared exploration between the two companies, were assigned and transferred to MMX Amapá. For the assignment of the mining rights, MMX Amapá will pay MPBA a share equivalent to 1% of the gross revenue obtained by MMX Amapá with the sale or other form of disposal of iron ore or other non-precious minerals originating from the mining of the outcrops present in the region of the aforementioned mining rights.

Mining rights will be amortized based on the method of unit produced.

11 Property, plant and equipment

	Consolidated	
	9/30/2006	**6/30/2006**
MMX	2,137	5
MMX Amapá	3,547	1,708
MMX Minas-Rio	599	147
MMX Corumbá	24,648	10,282
MMX Metálicos	15,103	12,523
MPC	7,374	7,054
MMX Logística do Amapá	6,004	859
	59,412	32,578

(In thousands of reais, unless stated otherwise)

Being its breakdown as follows:

		Consolidated					
	Depreciation	9/30/2006			6/30/2006		
	rate % p.a.	Cost	Depreciation	Net	Cost	Depreciation	Net
Furniture and fixture	10	1,949	(61)	1,888	588	(43)	545
Machinery and equipment	10	27,808	(421)	27,387	9,811	(214)	9,597
Aircraft	10	12,145	(304)	11,841	12,145	-	12,145
IT equipment	20	1,768	(160)	1,608	1,253	(97)	1,156
Vehicles	20	2,157	(132)	2,025	777	(87)	690
Software	20	360	(33)	327	252	(21)	231
Railway equipment	-	3,657	(24)	3,633	-	-	-
		49,844	(1,135)	48,709	24,826	(462)	24,364
Land		8,301	-	8,301	7,947	-	7,947
Construction in progress		2,402	-	2,402	267	-	267
		10,703	-	10,703	8,214	-	8,214
		60,547	(1,135)	59,412	33,040	(462)	32,578

Aircraft lease-back operation

On May 16, 2006, the subsidiary MMX Metálicos signed an aircraft sale-lease-back agreement in the amount of US$5,400 thousand (equivalent to R$12,192), for a term of 120 months, with residual value of US$1,350 thousand. The lease has a six-month grace period and amortization will be quarterly, with the first installment to be paid in October 2006.

This aircraft was acquired by the subsidiary MMX Metálicos in February 2006, at the price of US$6,000 thousand, being incorporated by the Company due to the corporate restructuring that took place on April 12, 2006, as described in Note 18a.

(In thousands of reais, unless stated otherwise)

12 Deferred charges

	Consolidated - Cost	
	9/30/2006	6/30/2006
MMX Amapá	26,223	19,470
MMX Minas-Rio	10,528	477
MPC	14,722	9,870
MMX Corumbá	26,727	22,884
MMX Metálicos	25,258	13,672
MMX Logística do Amapá	4,481	2,817
IRX	54	46
	107,993	69,236

Its breakdown is as follows:

	Amortization rate % p.a.	Consolidated	
		9/30/2006	6/30/2006
Pre-operating expenses	10	124,074	91,351
Pre-operating financial income	10	(16,081)	(22,115)
		107,993	69,236

Deferred charges are valued at their formation cost and represent pre-operating expenses incurred and income earned in the phase of research and deployment of the integrated mining and logistics projects.

Deferred charges will be amortized in a ten-year term, as from the date of commercial start-up, when economic benefit expectations will start to be generated.

(In thousands of reais, unless stated otherwise)

13 Related party

	Parent Company				Consolidated			
	Accounts receivable		Accounts payable		Accounts receivable		Accounts payable	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006
MMX Amapá	20,663	2,955	-	-	-	-	-	-
MMX Minas-Rio	2,045	4,035	-	-	-	-	-	-
MMX Metálicos	498	720	-	-	-	-	-	-
MMX Corumbá	10,001	-	-	200	-	-	-	-
MMX Logística	2,000	-	-	-	-	-	-	-
Eike Fuhrken Batista	-	-	338	338	-	-	338	338
	35,207	7,710	338	538	-	-	338	338

The main balances of assets and liabilities as at September 30 and June 30, 2006 relate to operations with related parties, resulting from transactions with the Company and its direct and indirect subsidiaries.

As mentioned in Note 14, the controlling shareholder is the guarantor of the loans and financing obtained by the Company's subsidiaries.

14 Loans and Financing

Bank	Guarantees	Debt Cost	Term	9/30/2006	6/30/2006
Banco ABN AMRO Real S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV (*) + 6.70% p.a.	03/16/2007	10,134	9,921
Total parent company - current				10,134	9,921
MMX Minas-Rio					
Unibanco S.A.	Pledge of mining rights + Suretyship of MMX Mineração e Metálicos S.A.	EV + Libor + 2.95% p.a.	07/24/2008	26,440	26,096
Unibanco S.A.	Pledge of mining rights + Suretyship of MMX Mineração e Metálicos S.A.	EV + 8.317% p.a.	09/16/2008	17,406	17,845
Unibanco S.A.	Pledge of mining rights + Suretyship of MMX Mineração e Metálicos S.A.	EV + Libor + 2.95% p.a.	07/21/2008	14,332	14,236
Unibanco S.A.	Intervening Party: Eike Fuhrken Batista	EV (*) + 6.60% p.a.	06/28/2007	11,088	10,855
Unibanco S.A.	Pledge of mining rights + Suretyship of MMX Mineração e Metálicos S.A.	EV + Libor + 2.95% p.a.	07/15/2008	11,040	-
Unibanco S.A.	Pledge of mining rights + Suretyship of MMX Mineração e Metálicos S.A.	EV + 8.345% p.a.	09/10/2008	10,894	-
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 8.10% p.a.	09/06/2007	8,734	9,057
Hedge	Provision for hedge settlement	-	-	5,109	-
				105,043	78,089

(In thousands of reais, unless stated otherwise)

MMX Amapá					
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 6.10% p.a.	11/06/2006	11,190	10,970
Banco ABC Brasil S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 8.50% p.a.	09/27/2006	-	11,052
Hedge	Provision for hedge settlement	-	-	2,645	-
				13,835	22,022
MPC					
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 8.30% p.a.	03/29/2007	2,267	2,210
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 8.10% p.a.	09/06/2007	5,459	5,661
Banco Unibanco S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 6.60% p.a.	06/28/2007	11,088	10,855
				18,814	18,726
MMX Metálicos					
Banco ABN AMRO S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 7.86% p.a.	12/06/2006	22,278	21,765
Credit Suisse S.A.	Collateral cash	EV + Libor + 3.28% p.a.	09/04/2007	109,470	-
Leasing Aeronave	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + Libor + 2.85% p.a.	07/01/2016	11,521	11,732
Hedge	Provision for hedge settlement	-	-	1,188	-
				144,457	33,497
MMX Corumbá					
Banco Unibanco S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + Libor + 4.10% p.a.	09/04/2008	27,378	26,646
Banco ABC Brasil S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + Libor +3.50% p.a.	10/19/2007	11,301	11,009
Banco BBM S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 8.80% p.a.	11/17/2006	7,853	7,576
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 7.50% p.a.	06/11/2007	11,025	10,853
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 7.60% p.a.	06/22/2007	8,822	8,752
Banco Itaú BBA S.A. - BNDES	Guarantor/Co-obligor: Eike Fuhrken Batista	12.60% p.a.	10/15/2010	2,342	-
Banco Votorantim S.A.	Guaranteed MMX Mineração e Metálicos S.A	EV + 7.55% p.a.	03/12/2007	4,364	-
BNDES - Banco Nacional	Guarantor/Co-obligor: Eike Fuhrken Batista	12.60% p.a.	03/15/2010	894	867
				73,979	65,703
Total consolidated				366,262	227,958
Current				236,895	198,452
Noncurrent				129,367	29,506

(In thousands of reais, unless stated otherwise)

The Company, through its subsidiary MMX Amapá, has a credit line in the amount of US$200,000 thousand, for a seven-year term, and two-year grace period, provided by Banco ABC Brasil S.A. and Arab Banking Corporation BSC, guaranteed by an export contract for the iron ore production of the Company. The credit line is subject to a series of suspensive conditions, among them, approval of the operation and rendering of guarantees by the financial institutions' credit committees.

The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco in the amount of US$550,000 thousand for a one hundred and forty four-month term and a six-month grace period. Besides this own line, Unibanco will also act as an advisor for the contracting of US$968,000 thousand in additional lines, amounting, together with the direct line of Unibanco, to a total US$1,518,000 thousand. These credit lines are subject to a series of *guarantees* and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a line of US$50,000 thousand in the bridge loan category for the initial investments of the project and obtainment of licenses. The Company has already used US$46,500 thousand as of November 9, 2006, and the collateral provided consisted of the pledge of the mining rights of process 830,286 of DNPM, owned by the subsidiary MMX Minas-Rio.

15 Provision for contingencies

On September 30 and June 30, 2006, the Company and its direct and indirect subsidiaries are parties in judicial claims and administrative proceedings arising in the ordinary course of business, involving civil matters.

a. *IRX*

The indirect subsidiary IRX Mineração Ltda. ("IRX") is a party in the following lawsuits, involving the mining rights detailed in note 10 above:

- Action for damages seeking to annul the mining rights sales contract, entered into between João Carlos de Castro Cavalcanti and IRX, which is awaiting judgment in the lower court;

- Writ of prevention related to the breach of exclusive rights arising from the sale of the above-mentioned mining rights between Metal Data Ltda. and João Carlos de Castro Cavalcanti ("João Cavalcanti"); and

- A summons filed by subsidiaries MMX Amapá and IRX against João Cavalcanti seeking the latter's exclusion as a partner of IRX for having negotiated mining rights that had previously been included as part of Company's assets.

On September 28, 2006, a term of agreement was executed, by which Mr. Carlos Frederico de Almeida Borges waives the right in which the operation is based on and, in view of such agreement, the proceedings referred to do not represent any contingency.

(In thousands of reais, unless stated otherwise)

b. *MMX Metálicos*

On August 17, 2006, a judicial deposit was made, on the 2nd Civil Court of the Administrative Region of Corumbá, in the amount of R$200 by judicial determination, in order to guarantee the occasional indemnification to the owners of Fazenda Piraputanga, an area granted to the subsidiary MMX Metálicos for the construction of the pig iron plant, in view of the authorization of writ of ejectment in favor of the subsidiary. The subsidiary record a provision for contingencies in the amount mentioned above.

c. *MMX Amapá*

On September 26, a judicial deposit was made, on the Civil Court of the Administrative Region of Serra do Navio, in the amount of R$612 by judicial determination of such court, so that guarantee was rendered in the records of the process 1756/2005 (claim of entrance in the area for performing mineral research), of which the nine beneficiaries of mining rights and also MPBA, succeeded by MMX Amapá by force of the assignment of mining rights. The subsidiary record a provision for contingencies in the amount mentioned above.

16 Deferred income and social contribution tax

On September 30 and June 30, 2006, most of the Company's subsidiaries were in a pre-operating phase and, therefore, deferred income tax and social contribution tax assets have been calculated and recorded. Since there was no history of taxable income, a full valuation allowance was constituted for the payment of such assets.

Deferred income and social contribution taxes have been originated as follows:

	Parent Company	
	9/30/2006	**6/30/2006**
Noncurrent assets:		
Tax loss carry-forwards	22,735	1,164
Negative basis of social contribution tax	8,185	420
	30,920	1,584
Valuation allowance	(30,920)	(1,584)
	-	-

(In thousands of reais, unless stated otherwise)

17 Investment acquisition obligations

The Company, through its subsidiaries, held consolidated commitments related to the acquisition of quotas of the subsidiary MPC, and for the direct acquisition of the mining rights as detailed below:

			Consolidated			
			9/30/2006		6/30/2006	
Company		Creditor	Short-term	Long-term	Short-term	Long-term
MMX Minas-Rio	(a)	Mining Rights Assignor	-	-	6,623	-
MMX Minas-Rio	(b)	Mining Rights Assignor	-	29,022	18,166	10,614
MMX Minas-Rio	(c)	Quota Assignor	61,489	61,489	60,828	60,828
MMX Minas-Rio		Other	1,223	614	2,167	608
			62,712	91,125	87,784	72,050

(a) As mentioned in Note 10b, the subsidiary settled such obligation.

(b) Remaining balance payable to the seller, due in three installments adjusted by the IGP-M index, of R$8,398 on October 14, 2006, R$9,726 and R$10,400 on April 12 and October 9, 2007, respectively. On July 1, 2006, a supplementary term was executed, extending the maturities of installments for October 19, 2009, 2010 e 2011, respectively.

(c) Remaining balance of US$55,000 thousand related to the quota purchase from subsidiary MPC, is due to sellers. This amount shall be paid in two installments of US$27,500 thousand due on December 23, 2006, and on September 28, 2008, plus interest of 2.5% p.a. The Company constituted a pledge on mining rights, held by the subsidiary MPC on behalf of sellers as a payment guaranty. The subsidiary is under negotiation concerning amounts and conditions of such acquisition.

18 Shareholder's equity (Parent company)

a. Capital

The capital stock at September 30 and June 30, 2006 was divided into 3,803,878 (three million, eight hundred and three thousand, eight hundred and seventy-eight) and 187,552,806 (one hundred and eighty-seven million, five hundred and fifty-two thousand, eight hundred and six) common shares, all of them registered shares, with no par value, respectively.

On December 19, 2005, the Company, following a resolution by a meeting of the Board of Directors on the same date, underwent a capital increase of R$16,643 by means of a private subscription of shares, partly paid in as national currency and partly as quotas representing the capital stock of MMX Amapá and MMX Minas-Rio.

(In thousands of reais, unless stated otherwise)

These quotas were converted at their book value, in accordance with evaluation reports presented by a specialized company hired for this exclusive purpose. As explained in the Board's justification for the capital increase, the book value of the quotas was substantially below their fair market value.

For the purpose of this capital increase, the issue price of the Company's shares was fixed at R$519.38 (five hundred and nineteen reais and thirty-eight centavos) per share, taking into consideration the Company's expected future profitability, as in the justification presented by the Board of Directors of the Company to the shareholders on December 14, 2005.

On April 12, 2006, the Company's Board of Directors approved a new capital increase in the amount of R$15,210, through the issuance of 17,170 of common shares, at the issue price of R$885.8474 per share. The controlling shareholder of MMX paid up the capital increase through the contribution to the Company's capital of substantially all the quotas representing the capital stock of MMX Corumbá Participações Ltda. The unit value of the quotas of MMX Corumbá Participações Ltda. was the object of an appraisal report prepared by a contracted specialized company, on the base date of March 31, 2006, and the criteria for valuation was the net worth/carrying value of the quotas, and the abovementioned report was approved unanimously by the Company's shareholders.

On April 28, 2006, in an Extraordinary General Meeting, the shareholders of MMX resolved, unanimously, to carry out a partial spin-off of the Company, separating in favor of the companies Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. and Centennial Asset Participações Corumbá S.A. (the "Recipients"), respectively, 30% of the quotas representing the following subsidiaries of the Company: MMX Amapá, MMX Minas-Rio and MMX Corumbá, together with the corresponding portion of capital stock. The partial spin-off represented the cancellation of the total common shares of the Company then held by the foreign investor Centennial Asset Mining Fund LLC, which received, in exchange, shares of the Recipient companies of the spun-off portion.

The portions of the shareholders' equity of MMX transferred to the Recipient due to the spin-off were valued by a contracted specialized company, on the base date of April 18, 2006, and the valuation criteria were the book equity value of the asset and liability accounts, based on the elements reported in the pro forma balance sheet of the Company prepared as at April 18, 2006.

The value of the spun-off portions on the spin-off date was R$8,293, and the following amounts were attributed to each one of the Recipients:

- A value of R$1,190 was attributed to Centennial Asset Participações Amapá S.A.;
- A value of R$2,543 was attributed to Centennial Asset Participações Minas-Rio S.A.; and
- The amount of R$4,560 was attributed to Centennial Asset Participações Corumbá S.A.

(In thousands of reais, unless stated otherwise)

As a result of the spin-off, the capital stock of MMX decreased by R$8,293, with the consequent cancellation of 32,000 (thirty-two thousand) shares of common stock owned by the shareholder Centennial Asset Mining Fund, which caused the capital of MMX to decreased to R$23,620, divided into 77,214 (seventy-seven thousand, two hundred and fourteen) shares of common stock, with no par value. The decrease in capital does not imply dilution in the equity of the remaining shareholders.

In the same general meeting of April 28, 2006, a stock split of the common shares issued by the Company was approved, in proportion to 2,429 (two thousand, four hundred and twenty-nine) new common shares for each existing common share, which resulted in 187,552,806 (one hundred and eighty-seven million, five hundred and fifty-two thousand, eight hundred and six) common shares.

The shares issued by virtue of the stock split will have the same rights and benefits guaranteed to existing shares.

By means of the Extraordinary General Meeting held on July 6, 2006 (duly registered and filed at the Board of Trade of Rio de Janeiro State on July 13, 2006), the Company performed a reverse split of all the shares it had issued in the proportion of 77.1504755 (seventy-seven point one five zero four seven five five) to every single share. As of the conclusion of the aforesaid reverse split operation, the capital stock of the Company was represented by 2,431,000 (two million four hundred thirty-one thousand) registered common shares with no par value. Nevertheless, the value (monetary expression) of the Company's capital stock did not undergo any modification on that date, remaining unaltered. The controlling shareholder of the Company gratuitously granted to the shareholders, who held fractional positions after the conclusion of the reverse split, the quantity of shares issued by the Company that was necessary for them to complete their respective positions.

On July 26, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$1,029,011, upon the public issuance of 1,262,590 registered, book-entry shares, at the price of R$815,00 (eight hundred and fifteen reais) per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$23,620 to R$1,052,630, divided into 3,693,590 common shares, all of them registred shares, with no par value.

On August 23, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$89,884, upon the public issuance of 110,288 common shares, at the price of R$815,00 (eight hundred and fifteen reais) per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$1,052,630 to R$1,142,515, divided into 3,803,878 (three million, eight hundred and three thousand, eight hundred and seventy-eight shares) common shares, all of them registered shares, with no par value.

(In thousands of reais, unless stated otherwise)

b. Dividends

The Company's shares have an equal participation in dividend distributions, interest on own capital and other shareholder benefits to shareholders. The corporate by-laws determine the distribution of a minimum compulsory dividend of 25% of the net income for the year, adjusted in accordance with article 202 of Law no. 6,404/76.

c. Stock option plan

In order to encourage the Company's top executives, on June 30, 2006, the controlling shareholder had granted call options for shares of MMX belonging to him, on behalf of all the Company officers and 18 of the main managers. This granting of options by the Company's controlling shareholder represent a mechanism of remuneration and retention, for the period of five years, of the Company's officers and executives, without implying any cost or dilution to the minority shareholders of the Company. On behalf of the officers, the controlling shareholder granted options for them to acquire globally over 5.5% of his own shares. The options granted to these Officers can be exercised in 5 years after the initial public offering of the Company. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed at CVM on July 21, 2006, which forbids them the sale of shares for the public offering 3-year period, except if they obtain express authorization of the Company's controlling shareholder. On June 30, 2006, the controlling shareholder of the Company had granted the 18 main managers of the Company options for them to acquire, globally, shares belonging to him that have a financial value, considering the price per share in the public offering, of R$7,161, and that can be exercised in the proportion of 20% at each one of the first 5 anniversaries of the public offering.

In addition to this remuneration mechanism, the Company, in an Extraordinary General Meeting held on April 28, 2006, approved a Company issued share call option program. According to the share call option program, the Board of Directors can grant share call options on behalf of officers, executives and associates of the Company that represent no more than 1% of the shares in circulation. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any share call options in the fiscal year of 2006, whereas the only share call options to be granted were on behalf of some of the full members of the Board of Directors and to one advisor of the Board of Directors. The Company granted call options of shares that have a financial value, considering the Price per Share of US$8,000, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Offering, at a strike price equivalent to R$77.15 per Share (after the reverse split performed on July 6, 2006 as described in Note 18a.). In turn, Michael Vitton, a member of the Board of Directors, has, as do the Company Officers, a call option over shares belonging to our controlling shareholder, not dilutive to the minority shareholders, equivalent to up to 1% of the shares that he owns, not having any call option or subscription of shares granted by the Company. The option granted to this member of the Board of Directors may be exercised as of the date of conclusion of the Offering. The strike price of the share call option of a Board member will be obtained by means of the division between the capital invested by our controlling shareholder in the organization of the Company and its subsidiaries, divided by the number of shares that he or she owns.

(In thousands of reais, unless stated otherwise)

19 Commitments

a. Goods and services

The Company and its subsidiaries had commitments assumed before goods and services suppliers of R$253,000, the main ones above R$450, are presented below:

	Consolidated		
		Contract Balance	
Object of the Contract	**Signing Date**	**9/30/2006**	**6/30/2006**
Drilling services in the State of Amapá	11/07/2005	434	1,271
Services regarding elaboration of conceptual project and basic project for Açú Port construction	02/01/2006	3,695	1,826
Basic engineering, detailed engineering, supply management and set up management of the Itabirito processing plant in Amapá	01/16/2006	14,697	10,661
Contracts related to railway concession	02/10/2006	4,083	7,186
Technical advisory on mining pipeline set up study	03/21/2006	17,360	8,433
Land and sea geotechnical service in the deployment region of Açú Port	06/12/2006	1,447	1,694
Set up management of the Itabirito processing plant in Pedra Branca do Amapari	06/30/2006	38,714	1,753
Technical and commercial consultancy for the identification and evaluation of iron ore outcrops.	04/10/2006	6,377	6,377
Legal and geological consultancy and advisory services with DNPM in iron ore mining projects in the state of Minas Gerais.	05/01/2006	2,941	3,145
Contracts related to civil construction, architecture, mechanical manufacture, transport and assembly of the processing plant of Mine 63.	04/20/2006	3,269	12,012
Contracts related to the construction of the Pig Iron Production Plant with two mini blast furnaces, referring to: basic and detailed engineering, civil construction, coordination and management, supply and assembly of equipment and parts	08/21/2006	57,686	-
Others		4,915	2,791
Total		**155,618**	**57,149**

(In thousands of reais, unless stated otherwise)

b. Collateral granted

Besides the guarantess related to the loans and financings, as mentioned in Note no. 14, the Company and its subsidiary MMX Metálicos have temporary blockings on its interest earning bank deposits, as follows:

- Interest earning bank deposits blocked from the subsidiary MMX Metálicos are related to guarantees for loans granted by Banco de Investimentos Credit Suisse (Brasil) S/A, in the amount of R$90,989.

- The Company is guarantor of private instrument of fiduciary release of credit rights as guarantee installment agreement in favor of MMX Corumbá in the amount of R$37,220, for the issuance of a letter of guarantee related to the mining rights to explore the iron ore in the state of Mato Grosso do Sul upon the acquisition of the quotas of the company Mineral Service Ltda. as per mentioned in Note n° 9.

20 Financial instruments

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate valuation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realizable values.

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

In compliance with CVM Instruction no. 235/95, the accounting balances and the market values of the financial instruments included in the balance sheet at September 30 and June 30, 2006 are shown below:

a. Cash and banks and financial investments

Current accounts held in banks have market values similar to the book values.

For short-term financial investments, the market value was calculated based on the market quotations of these securities, at September 30 and June 30, 2006.

The investment fund quotas are restated by the value of the quota on September 30, 2006.

(In thousands of reais, unless stated otherwise)

b. Related parties

Loans receivable/payable are presented at book value, since there are no similar instruments, and they address operations with subsidiaries and affiliates.

c. Investments (parent company)

The market values for other investments are considered similar to the book values, since they have no market quotation.

d. Loans and financing

The estimated market values of the long-term loans and financings, obtained through the present value at the interest rates available on September 30, 2006, are close to the book value.

e. Investment acquisition obligations

The estimated market values for the long-term investment acquisition obligations, obtained by the present value of the interest rates available at September 30 and June 30, 2006, the market value of which differs from the book value, are represented as follows:

	Consolidated			
	9/30/2006		6/30/2006	
Short and long-term investment acquisition obligation	Book value	Market value	Book value	Market value
MMX Minas-Rio (as per Note 15b.)	29,021	27,128	28,780	26,580
MMX Minas-Rio (as per Note 15c.)	122,978	113,556	121,656	111,465

f. Derivatives

The Company has a policy of eliminating market risks and avoids assuming positions exposed to market value fluctuations, operating only with instruments which permit controlling these risks. Derivative contracts are forward currency transactions and are all registered at CETIP - Clearinghouse for the Custody and Financial Settlement of Securities. The Company does not expect to have significant losses from these operations, besides those already disclosed in the financial statements.

(In thousands of reais, unless stated otherwise)

Limitations

The market values were estimated at the balance sheet date, based on "relevant market information". Changes in the assumptions may significantly affect the estimates presented.

Exchange rate risk

The results of the Company and its subsidiaries are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on its operations.

As a strategy to prevent and reduce the effects of a fluctuation in exchange rate, management has adopted the policy of maintaining a natural hedge with the maintenance of tied assets also susceptible to exchange variation.

The Company is exposed to market risk derived from its operations. Such risks involve mainly exchange rate risk.

For the period ended on September 30 and June 30, 2006, the Company did not renew its swap position for loans and financing as management expects the exchange rate to slide. Net exposure at book value is presented as follows:

	Consolidated	
	9/30/2006	**6/30/2006**
Loans/financing and obligations related to U.S. dollar investment acquisitions	217,857	162,753
Swap operations	-	-
Deficit registered (A-B)	217,857	162,753

The Company's revenues will be generated in U.S. dollars and most of its capital investment needs (CAPEX) are in reais. As a strategy to prevent and reduce the effects of the fluctuation of the exchange rate, management has adopted the policy of keeping derivatives, currency forward operations, all registered at CETIP - Câmara de Custódia e Liquidação, with the maintenance of related assets also susceptible to exchange variation.

In the settlement of currency forward operations in 2006 the Company earned financial income of R$22,590, R$13,407 of which at the end of the quarter, recorded in deferred charges by its subsidiaries in the pre-operational phase.

The negative effects not realized in these forward operations, are registered as loss and accounted to the results of the period, by the Parent Company, in the amount of R$1,188 and to deferred charges by its subsidiaries in the pre-operational phase in the amount of R$7,754. At the end of the quarter, the negative change of forward contracts totaled R$8,942.

(In thousands of reais, unless stated otherwise)

Interest earning bank deposits risks

Interest earning bank deposits held are basically represented by amounts invested in exclusive funds managed by financial institutions and backed on federal government securities and private securities (CDB) of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip (CDI – Interbank Deposit Certificate), and are subject to the credit risk of the respective corporate and financial institutions issuers of such securities.

Interest rate risk

The results of the Company and its subsidiaries are susceptible to significant variations arising from financing and loan operations contracted at floating interest rates.

The Company and its subsidiaries use derivative financial instruments to protect or reduce volatility in the financial costs of financing operations and investments. The objective of derivative financial instrument operations, such as *swaps*, and forward exchange contracts, such as *hedge*, is to reduce the risks in operations, financings and investments.

21 Insurance coverage

The Company adopts the policy of contracting insurance coverage for assets subject to risk for amounts that Management considers to be sufficient to cover eventual claims, considering the nature of its activity. The risk assumptions, due to their nature, are out of the scope of the special review of quarterly information, and therefore were not reviewed by our independent auditors. The insurance coverage comprised:

	Consolidated	
	9/30/2006	**6/30/2006**
Operational risks:		
Material damages	74,899	55,903
Civil liability	181,410	114,115
Personal accidents (*)	2,592	2,592

(*) As at September 30 and June 30, 2006, such coverage included R$2,160 for accidental deaths or disability and R$432 for medical and hospital costs.

The Company contracted, on July 20, 2006, management's civil liability insurance coverage - Directors and Officers ("D&O"), in the amount of R$55,000.

Moreover, as at September 30 and June 30, 2006, the Company had automobile insurance with coverage of up to 110% of the FIPE table related to hull value and R$1,100 for civil liability.

(In thousands of reais, unless stated otherwise)

22 Subsequent events

a. Useful domain of land

On October 19, 2006, the Secretaria do Patrimônio da União (SPU) granted an authorization transfer certificate (CAT), for the acquisition, by MMX Amapá, of the useful domain of land of a property located at the urban area of Santana, Municipality of Santana, State of Amapá, totaling 129 hectares, by the amount of R$15,630, payable at December 31, 2006.

b. Acquisition of new areas

Correntes Farm ("Fazenda Correntes")

On October 26, 2006, the subsidiary MMX Metálicos acquired part of Fazenda Correntes, located at the Municipality of Buriti, - State of Mato Grosso do Sul by the amount of US$7,763 thousand (equivalent to R$16,781), being US$4,889 mil for a plot of farmland, an area of 3,750 (three thousand, seven hundred and fifty) hectares, and US$2,874 thousand referring to standing timber existent in the referred municipality.

Jatiuca Farm ("Fazenda Jatiuca")

On November 8, 2006, the subsidiary MMX Metálicos acquired by the amount of R$1,200, a plot of farmland, with 208 (two hundred and eight) hectares, extracted from Fazenda Santa Maria, located at the Municipality of Anastácio, City of Aquidauana - State of Mato Grosso do Sul, currently denominated "Fazenda Jatiuca".

c. Global Depositary Receipts Program

On October 27, 2006, the MMX announced it had filed a request for approval of a Global Depositary Receipts Program - Level I. The Company hired Banco Itaú S.A. as custodian and The Bank of New York as depositary of referred receipts. Each MMX common share will be equal to 40 issued GDRs.

* * *

(In thousands of reais, unless stated otherwise)

Members of the Board of Directors

Eike Fuhrken Batista - President

Eliezer Batista da Silva - Honorary President

Gilberto Sayao - Director
Hans Mende - Director
José Luiz Alqueres - Director
Michael Vitton - Director
Peter Nathanial - Director
Rafael de Almeida Magalhães - Director
Samir Zraick - Director

Members of the Executive Board

Eike Fuhrken Batista - CEO
Luis Rodolfo Landim Machado - General Director and Investor Relations Director

Officers:
Adriano José Negreiros Vaz Netto
Dalton Nosé
Joaquim Martino Ferreira
Paulo Carvalho de Gouvêa
Ricardo Antunes Carneiro Neto
Rudolph Ihns

Antonio Jorge Gonçalves Caldas
Accountant CRC-RJ-61504/O

05.01-COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

MMX Mineração e Metálicos

MMX is investing, through its subsidiaries, in mineral research activity development projects, which are represented by prospecting commitments and acquisition of mining rights which, based on technical and financial studies of the group and of independent companies, could produce future results.

MMX kept deploying its projects as planned during the third quarter of 2006, as from the environmental licenses obtained within the expected terms. Further details on the evolution of the subsidiaries' activities are presented in the Consolidated Report.

In the third quarter of 2006, presented financial statements are related to:

- the receiving of proceeds from the IPO, held at the end of July, and respective costs of such deal

- the equity loss represented by the Amapá Railway (EFA) and negative results registered in the sale of iron ore from the subsidiary MMX Corumbá, which is currently in the initial phase, as well as the pre-operational phase of the other Company subsidiaries; and

- the expenses resulting from the Company's maintenance.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) – CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1	TOTAL ASSETS	1,607,142	425,815
1.01	CURRENT ASSETS	1,173,160	52,430
1.01.01	CASH AND CASH EQUIVALENTS	1,005,797	38,597
1.01.01.01	CASH AND BANKS	9,255	20,070
1.01.01.02	INTEREST EARNING BANK DEPOSITS	996,542	18,527
1.01.02	CREDITS	149,258	6,437
1.01.02.01	ADVANCES	15,139	3,470
1.01.02.02	TAXES RECOVERABLE	5,690	2,823
1.01.02.03	ACCOUNTS RECEIVABLE	220	144
1.01.02.04	CONTRACTUAL RETENTIONS	128,209	0
1.01.03	INVENTORIES	16,618	5,923
1.01.04	OTHER	1,487	1,473
1.02	NONCURRENT ASSETS	812	0
1.02.01	SUNDRY RECEIVABLES	0	0
1.02.02	RECEIVABLES FROM RELATED PARTIES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	812	0
1.02.03.01	JUDICIAL DEPOSITS	812	0
1.03	PERMANENT ASSETS	433,170	373,385
1.03.01	INVESTMENTS	265,765	271,571
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	179,689	177,513
1.03.01.02.01	GOODWILL ON THE ACQUISITION OF THE SUBSIDIARIES	177,513	177,513
1.03.01.02.02	ADVANCES FOR INVESTMENT ACQUISITION	2,176	0
1.03.01.03	OTHER INVESTMENTS	86,076	94,058
1.03.01.03.01	MINING RIGHTS	86,076	94,058
1.03.02	PROPERTY, PLANT AND EQUIPMENT	59,412	32,578
1.03.02.01	PROPERTIES	8,301	7,947
1.03.02.02	MACHINERY AND EQUIPMENT	27,387	9,597
1.03.02.03	IT EQUIPMENT	1,608	1,156
1.03.02.04	SOFTWARES	327	231
1.03.02.05	FURNITURE AND FIXTURES	1,888	545
1.03.02.06	VEHICLES	2,025	690
1.03.02.07	AIRCRAFT	11,841	12,145
1.03.02.08	RAILWAY EQUIPMENT	3,633	0

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) – CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1.03.02.09	CONSTRUCTION IN PROGRESS	2,402	267
1.03.03	DEFERRED CHARGES	107,993	69,236
1.03.03.01	PRE-OPERATING EXPENSES	124,074	91,351
1.03.03.02	PRE-OPERATING FINANCIAL INCOME	(16,081)	(22,115)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) – CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	TOTAL LIABILITIES	1,607,142	425,815
2.01	CURRENT LIABILITIES	342,596	300,200
2.01.01	LOANS AND FINANCING	236,895	198,452
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	33,710	7,897
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	6,245	3,622
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	0	0
2.01.06.01	PROVISION FOR REALIZATION OF DEFERRED INCOME TAX	0	0
2.01.07	RELATED PARTY DEBTS	338	338
2.01.08	OTHER	65,408	89,891
2.01.08.01	INVESTMENT ACQUISITION OBLIGATIONS	62,712	87,784
2.01.08.02	OTHER	2,696	2,107
2.02	NONCURRENT LIABILITIES	221,304	101,556
2.02.01	LOANS AND FINANCING	129,367	29,506
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	91,937	72,050
2.02.05.01	INVESTMENT ACQUISITION LIABILITIES	91,125	72,050
2.02.05.02	PROVISION FOR CONTINGENCIES	812	0
2.03	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	4,130	8,158
2.05	SHAREHOLDERS' EQUITY	1,039,112	15,901
2.05.01	CAPITAL	1,142,515	23,620
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	0	0
2.05.04.01	LEGAL	0	0
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/LOSSES	(103,403)	(7,719)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATION LAW

Base Date - September 30, 2006

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$) – CONSOLIDATED

1 - CODE	2 – DESCRIPTION	3- 07/01/2006 to 09/30/2006	4- 01/01/2006 to 09/30/2006	5- 07/01/2005 to 09/30/2005	6- 01/01/2005 to 09/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	802	1,703	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	(48)	(144)	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	754	1,559	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	(4,268)	(6,063)	0	0
3.05	GROSS PROFIT	(3,514)	(4,504)	0	0
3.06	OPERATING EXPENSES/INCOME	(94,936)	(99,130)	0	0
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(33,679)	(37,921)	0	0
3.06.03	FINANCIAL	(52,606)	(52,558)	0	0
3.06.03.01	FINANCIAL INCOME	24,527	24,762	0	0
3.06.03.02	FINANCIAL EXPENSES	(77,133)	(77,320)	0	0
3.06.03.02.01	FINANCIAL EXPENSES	(77,092)	(77,279)	0	0
3.06.03.02.02	EXCHANGE VARIATION	(41)	(41)	0	0
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(8,651)	(8,651)	0	0
3.06.05.01	PROVISION FOR INVENTORY LOSS	(8,651)	(8,651)	0	0
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME	(98,450)	(103,634)	0	0
3.08	NON-OPERATING INCOME (EXPENSES)	(1,262)	(1,256)	0	0
3.08.01	INCOME	(6)	0	0	0
3.08.02	EXPENSES	(1,256)	(1,256)	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND INTERESTS	(99,712)	(104,890)	0	0
3.10	PROVISION FOR INCOME TAX AND SOCIAL	0	0	0	0

	CONTRIBUTION				

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$) – CONSOLIDATED

1 - CODE	2 – DESCRIPTION	3- 07/01/2006 to 09/30/2006	4- 01/01/2006 to 09/30/2006	5- 07/01/2005 to 09/30/2005	6- 01/01/2005 to 09/30/2005
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/ CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.14	MINORITY INTEREST	4,028	4,166	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(95,684)	(100,724)	0	0
	NUMBER OF . SHARES, OUTSATANDING, EXCLUDING TREASURY STOCK (THOUSAND)	3,804	3,804	60	60
	EARNINGS PER SHARE			0,00000	0,00000
	LOSS PER SHARE	(25,15352)	(26,47844)		

MMX Mineração e Metálicos

MMX is investing through its subsidiaries in integrated mining, mineral processing, production and logistics operations for iron ore and intermediate products for the steel industry, with a goal of establishing a leading position in the long-term in these areas in Brazil and internationally.

The operations are planned and organized into integrated and independent systems. We refer to these systems as **MMX Corumbá System, MMX Amapá System and MMX Minas-Rio System**. The **MMX Metálicos System** is expected to develop the pig iron and semi-finish steel products in the Corumbá and Amapá Systems, and the palletizing plant in the Minas-Rio System.

Detailed information on the MMX Systems, on the investments involved for the development of the projects and the feasibility studies is available at our website www.mmx.com.br/ri

MMX at Novo Mercado (New Market)

The Public Offering of Common Shares was concluded on August 24, successfully performed. The distribution, including the over-allotment, totaled 1,373 thousand shares, with a gross amount of R$1,042 million, focused on qualified institutional buyers in Brazil and abroad. The price per share, determined by the bookbuilding process, was R$815.00.

On July 24, 2006, MMX's shares began trading on the *Novo Mercado* segment of São Paulo Stock Exchange (Bovespa), under the ticker **MMXM3**. The Company's shares comprise the portfolio of the Differentiated Corporate Governance Index (IGC). The quotation of the shares is unitary and traded in lots of one hundred shares.

The capital stock is represented by 3,804 thousand shares, and free float reaches 32% of the total. The interest of foreign shareholders in free float is 91% (*) and 29% (*) in the Company's total capital.

MMX`s market cap as of September 30, 2006 reached R$3.1 billion. (*)

Development of MMX Systems

MMX Corumbá:

- Mine 63 is operating since December 2005 and reached, in the nine-month period of 2006 306 thousand tons produced. Until the end of the year, the production is expected to reach the pace of 1 million tons;
- The Company carried out in July its first iron ore export, embarking 10.5 thousand tons to a client in South America; and
- Planta de Gusa (Gusa Plant) was granted in August its Deployment license. The construction of the first blast furnace was initiated in September, and shall be operational by mid- 2007, according to the plans.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

08.01 – COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER

Cast iron production is expected to reach 400 thousand tons, and shall be operating at full capacity in 2008. (*)

MMX Amapá System:

On September 21, the market received the information that North-American mining compnay Cleveland-Cliffs *Inc.* celebrated a preliminary agreement with Centennial Asset Amapá Participações S.A., company holding 30% of MMX Amapá *capital stock*, for the acquisition of such interest for the amount of US$133 million. (*)

- The Amapá mine was granted Deployment License in August 2006. The construction company was hired and earthmoving and dam works were initiated in September. All necessary equipment for the operation were acquired, receiving of which is expected to happen by mid-2007. Operations inception is planned for the last quarter of 2007;

- Amapá Railway (EFA), a 20-year concession agreement, granted Deployment License in August 2006. Equipment (rail cars and locomotives) are being remodeled, as is the permanent rail; and

- The Prior License for the construction of a port terminal was obtained in August. Beginning of works is planned for December, after the granting of the Deployment License.

MMX Amapá System will comprise the production of iron ore, and shall reach full capacity in 2009, with 6.5 million tons, 72% of which are pellet feed. (*)

MMX Minas - Rio System:

In September, it was filed at the IBAMA Study of Environmental Impacts (EIA-RIMA) for the mineral pipeline project, which is the first stage for the environmental license of the whole undertaking.

MMX, aiming to promote the dialogue and aligned with its transparency commitment, organized meetings with the communities of the several municipalities that are within the mineral pipeline's way. The events were held throughout the month of October.

As already announced, it was formalized in June the decision held by the Governments of the states of Minas Gerais and Rio de Janeiro to collaborate to the deployment of a logistic corridor connecting both states.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÁO E METÁLICOS S/A	02.762.115/0001-49

08.01 – COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER

Financing

The table below shows the current status of credit lines, obtained and agreed on, for our projects:

Projects	Financing US$ million (*)	Institution	Status	Period
Mining and logistics	**1,744**			
Corumbá	26	ABC/Unibanco/ Itaú/ BNDES	Signed	3 years
Amapá	200	Itaú BBA/ABC	Steady	7 to 10 years
Minas-Rio	1,518	Unibanco/Sindicated/ BNDES	Bridge loan of US$50	12 years
Metallics	**985**			
Corumbá	150	Credit Suisse	Bridge loan of US$50	7 years
Amapá	510	Itaú / BNDES	-	10 years
Minas-Rio	325	Itaú / BNDES	-	10 years
Total	**2,729**			

Average estimated cost of financings should be Libor+1.5%, assuming funding of BNDES

Geological resources

Studies on estimates of resources and reserves, with research data until March 31, 2006, are being audited in accordance with the Canadian standard NI-43.101. The disclosure is estimated for the last quarter of the year.

Geological research continues, and studies will be updated with new data obtained until July 2006. The program could expand our resources and geological reserves.

08.01 – COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER

The table below shows the result of the drilling program performed:

MMX Systems	Resources (*) category	Fe %	Volume 1000 tons Mar/06
Corumbá	inferred	-	-
	indicated	55.26	64,950
Amapá	inferred	37.27	155,540
	indicated	37.27	219,740
Minas-Rio	inferred	40.84	305,160
	indicated	39.77	407,860
Total	inferred		460,700
	indicated		692,550
	total		1,153,250

(*) Not reviewed by KPMG Auditores Independentes.

Financial Statements

During the nine-month period of 2006, the financial statements presented reflect the phase of implementation of the Company's subsidiaries, represented by capital expenditures, costs and expenses related to the projects under development.

Cash and cash equivalents presented reflect proceeds received from the Public Offering.

Subsequent Events

On October 27, MMX announced it filed a request for approval of a Global Depositary Receipts Program - Level I. The company hired Banco Itaú S.A. as custodian institution and The Bank of New York as depositary institution of said receipts. Each common share of MMX will be equivalent to 40 GDRs issued.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)	
01	MMX AMAPÁ MINERAÇÃO LTDA	06.030.747/0001-79	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	16.74
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		4,640		4,640	
02	MMX MINAS-RIO MINERAÇÃO E LOGÍSTICA LTDA	07.366.649/0001-70	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	52.43
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		5,935		5,935	
03	MMX CORUMBÁ MINERAÇÃO LTDA	07.557.381/0001-53	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	30.72
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10,640		10,640	
04	MMX METÁLICOS BRASIL LTDA	06.129.747/0001-20	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	0.10
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10		10	

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

15.01 - INVESTMENT PROJECTS

For a better analysis of Company projects, we present below data relating to the total schedule of capital expenditures for MMX Integrated Systems (*).

	Total MMX Integrated Systems									
	Total Capex US$ x 1000	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**
MMX Amapá System	915,270	-	86,655	293,806	381,787	126,700	26,322	-	-	-
MMX Minas – Rio System	2,466,288	-	134,275	771,534	1,133,027	312,869	39,583	25,000	25,000	25,000
MMX Corumbá System	220,360	17,400	87,435	92,600	22,925	-	-	-	-	-
MMX Integrated Systems - Total	3,601,918	17,400	308,365	1,157,940	1,537,739	439,569	65,905	25,000	25,000	25,000

(*) Not reviewed by KPMG Auditores Independentes.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

1. SHAREHOLDERS HOLDING MORE THAN 5% OF SHARES OF EACH TYPE AND CLASS (*)

SHAREHOLDINGS OF MORE THAN 5% OF THE COMPANY'S SHARES OF EACH TYPE AND CLASS, BROKEN DOWN TO THE INDIVIDUAL LEVEL

Company: MMX MINERAÇÃO E METÁLICOS S.A. — **Shareholding on 09/30/2006 (Units)**

Shareholder	Common Shares		Preferred Shares		Total	
	Number	%	Number	%	Number	%
Eike Furhken Batista	2,430,488	63.90	-	-	2,430,488	63.90
Gavião M Trading LLC	270,000	7.10	-	-	270,000	7.10
Other	1,103,390	29.00	-	-	1,103,390	29.00
Total	**3,803,878**	**100.00**	-	-	**3,803,878**	**100.00**

2. SHAREHOLDING OF CONTROLLING PARTIES, MANAGEMENT AND OUTSTANDING SHARES (*)

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES

AND MANAGEMENT AND OUTSTANDING SHARES

Shareholding on 09/30/2006

Shareholder	Number of Common Shares (Units)	%	Number of Preferred Shares (Units)	%	Total Number of Shares (Units)	%
Controlling Shareholder	2,430,488	63.90	-	-	2,430,488	63.90
Management						
Board of Directors	256	0.005			256	0.005
Officers	160	0.005	-		160	0.005
Fiscal Council	-		-		-	
Treasury Shares	-		-		-	
Other Shareholders	1,372,974	36.09		-	1,372,974	36.09
Total	**3,803,878**	**100**	-	-	**3,803,878**	**100**
Outstanding Shares	1,372,974		-	-	1,372,974	

N.B.: The company does not have a constituted Fiscal Council.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

16.01 – OTHER INFORMATION DEEMED AS *RELEVANT BY THE* COMPANY

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES

AND MANAGEMENT AND OUTSTANDING SHARES

Shareholding on 12/31/2005

Shareholder	**Number of Common Shares (Units)**	**%**	**Number of Preferred Shares (Units)**	**%**	**Total Number of Shares (Units)**	**%**
Controlling Shareholder	52,036	99.99	39,998	100	92,034	99.99
Management						
Board of Directors	-	-	2	-	2	-
Officers	8	-	-		8	-
Fiscal Council	-		-		-	-
Treasury Shares	-		-		-	-
Other Shareholders	-	-	-	-	-	-
Total	**52,044**	**100**	**40,000**	**100**	**92,044**	**100**
Outstanding Shares	-	-	-	-	-	-

N.B.: The company does not have a constituted Fiscal Council.

3. THE COMPANY IS BOUND TO ARBITRATION AT THE MARKET ARBITRATION CHAMBER, IN ACCORDANCE WITH THE ARBITRATION CLAUSE PROVIDED FOR IN ITS BYLAWS.

(*) Not reviewed by KPMG Auditores Independentes.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM)

To
The Board of Directors and Shareholders of
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have reviewed the quarterly financial information of MMX Mineração e Metálicos S.A. (formerly known as Tressem Participações S.A.), for the quarter ended September 30, 2006, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the related statement of operations and the consolidated statement of operations, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which have, or may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the mandatory quarterly information.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Our special review was performed for the purpose of issuing a special review report on the quarterly information referred above. The statements of cash flows related to the quarter ended September 30, 2006 represent supplementary information to those quarterly information statements and are presented to provide additional analysis. These supplementary information were submitted to the same review procedures applied to the quarterly information referred above, and are adequately presented in all material respects, in relation to the quarterly information, taken as a whole.

As mentioned in Note 1 to the quarterly information, most of the Company's subsidiaries are in pre-operating stage and thus their results regarding the pre-operating stage are being recorded as deferred charges, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges to the results for the period. The Company also has goodwill originated on the acquisition of a subsidiary. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as the subsidiaries are dependent upon the financial support of the shareholders and/or capital infusions from third parties up to the moment their operations are profitable. Management's plans regarding to the beginning of operational activities are also described in Note 1.

The quarterly information of Tressem Participações S.A. (currently known as MMX Mineração e Metálicos S.A.) for the quarter ended September 30, 2005, presented for comparative purposes, were reviewed by other independent auditors. The special review report of those other independent auditors, dated November 7, 2005, was issued with the comment that the quarterly information was prepared assuming the normal course of operations of the Company.

November 14, 2006

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

INDEX

KPMG

MMX Mineração e Metálicos S.A.
(Anteriormente denominada Tressem Participações S.A.)
(Companhia aberta)

Relatório dos auditores independentes sobre revisão especial referente ao trimestre findo em 30 de setembro de 2006

MMX Mineração e Metálicos S.A.

(Anteriormente denominada Tressem Participações S.A.)
(Companhia aberta)

Informações trimestrais

Trimestre findo em 30 de setembro de 2006

Conteúdo

KPMG

KPMG Auditores Independentes
Av. Almirante Barroso, 52 - 4°
20031-000 Rio de Janeiro, RJ - Brasil
Caixa Postal 2888
20001-970 Rio de Janeiro, RJ - Brasil

Telefone 55 (21) 3515-9400
Fax 55 (21) 3515-9000
Internet www.kpmg.com.br

Relatório dos auditores independentes sobre revisão especial

Ao
Conselho de Administração e aos Acionistas da
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

Efetuamos uma revisão especial das informações trimestrais da MMX Mineração e Metálicos S.A. (anteriormente denominada Tressem Participações S.A.), referentes ao trimestre findo em 30 de setembro de 2006, compreendendo o balanço patrimonial e o balanço patrimonial consolidado dessa Companhia e suas controladas, a demonstração do resultado e a demonstração do resultado consolidado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis adotadas no Brasil.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e suas controladas, quanto aos principais critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia e suas controladas.

Baseados em nossa revisão especial não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas para que as mesmas estejam de acordo com as práticas contábeis adotadas no Brasil e condizentes com as normas expedidas pela Comissão de Valores Mobiliários - CVM, especificamente aplicáveis à elaboração das informações trimestrais obrigatórias.

Nossa revisão especial foi efetuada com o objetivo de emitirmos um relatório sobre as informações trimestrais acima referidas. A demonstração dos fluxos de caixa relativa ao período de nove meses findo em 30 de setembro de 2006 representa informação complementar àquelas informações trimestrais e é apresentada para possibilitar uma análise adicional. Essa informação complementar foi submetida aos mesmos procedimentos de revisão aplicados às informações trimestrais acima referidas e está apresentada, em todos os aspectos relevantes, adequadamente em relação às informações trimestrais, tomadas em conjunto.

Conforme comentado na Nota Explicativa nº 1, a maior parte das controladas da Companhia encontram-se em fase pré-operacional e, desta forma, os resultados correspondentes a atividades pré-operacionais encontram-se registrados no ativo diferido, exceto pelos gastos que não estão associados a quaisquer benefícios futuros, os quais foram transferidos do ativo diferido para o resultado do exercício. A Companhia possui também saldo de ágio oriundo da aquisição de controlada. A recuperação dos valores registrados no ativo permanente depende do sucesso das operações futuras da Companhia e suas controladas, bem como as controladas dependem do suporte financeiro dos acionistas e/ou recursos de terceiros até que as operações se tornem rentáveis. Os planos da Administração com relação ao início da atividade operacional estão descritos na mesma Nota Explicativa nº 1.

As informações trimestrais da Tressem Participações S.A. (denominação social anterior da MMX Mineração e Metálicos S.A.) relativas ao trimestre findo em 30 de setembro de 2005, apresentadas para fins comparativos, foram revisadas por outros auditores independentes. O relatório de revisão especial desses outros auditores independentes, datado de 7 de novembro de 2005, foi emitido com comentário de que as informações trimestrais foram preparadas no pressuposto da continuidade normal dos negócios da Companhia.

14 de novembro de 2006

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Contador CRC-RJ-052.428/O-2

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49
4 - NIRE		
33300261117		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
PRAIA DO FLAMENGO, 154, 5º ANDAR				FLAMENGO
3 - CEP	4 - MUNICÍPIO			5 - UF
22210-030	RIO DE JANEIRO			RJ
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
21	2555-5500	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
21	2555-5550	2555-5560	-	
15 - E-MAIL				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
LUIZ RODOLFO LANDIM MACHADO				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
PRAIA DO FLAMENGO, 154, 5º ANDAR				FLAMENGO
4 - CEP	5 - MUNICÍPIO			6 - UF
22210-030	RIO DE JANEIRO			RJ
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
21	2555-5500	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
21	2555-5550	2555-5560	-	
16 - E-MAIL				
RI@MMX.COM.BR				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2006	31/12/2006	3	01/07/2006	30/09/2006	2	01/04/2006	30/06/2006

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
KPMG AUDITORES INDEPENDENTES	00418-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
MANUEL FERNANDES RODRIGUES DE SOUSA	783.840.017-15

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2006	2 - TRIMESTRE ANTERIOR 30/06/2006	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2005
Do Capital Integralizado			
1 - Ordinárias	3.804	187.553	20
2 - Preferenciais	0	0	40
3 - Total	3.804	187.553	60
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Nacional Holding
4 - CÓDIGO ATIVIDADE 3030 - Emp. Adm. Part. - Extração Mineral
5 - ATIVIDADE PRINCIPAL PARTICIPAÇÃO EM OUTRAS SOCIEDADES.
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
01	12/04/2006	31.913	15.210	Subscrição em Bens ou Créditos	17	885,8474000000
02	28/04/2006	23.620	(8.293)	Cisão parcial Centennial 30%	-32	0,0000000000
03	21/07/2006	1.052.631	1.029.011	Subscrição Pública	1.263	815,0000000000
04	23/08/2006	1.142.515	89.884	Subscrição Pública	110	815,0000000000

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
13/11/2006	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2006	4 - 30/06/2006
1	Ativo Total	1.064.438	27.006
1.01	Ativo Circulante	1.017.452	251
1.01.01	Disponibilidades	979.368	39
1.01.01.01	Caixa e Bancos	955	39
1.01.01.02	Aplicações Financeiras	978.413	0
1.01.02	Créditos	37.381	61
1.01.02.01	Imposto a Recuperar	161	0
1.01.02.02	Retenções Contratuais	37.220	0
1.01.02.03	Outros	0	61
1.01.03	Estoques	0	0
1.01.04	Outros	703	151
1.02	Ativo Realizável a Longo Prazo	35.207	7.710
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	35.207	7.710
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	35.207	7.710
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	11.779	19.045
1.03.01	Investimentos	9.641	19.040
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	9.641	19.040
1.03.01.03	Outros Investimentos	0	0
1.03.01.03.01	Direitos Minerais	0	0
1.03.02	Imobilizado	2.138	5
1.03.03	Diferido	0	0

RUBRICADO PARA FINS DE IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2006	4 - 30/06/2006
2	Passivo Total	1.064.438	27.006
2.01	Passivo Circulante	25.326	11.105
2.01.01	Empréstimos e Financiamentos	10.134	9.921
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	13.712	383
2.01.04	Impostos, Taxas e Contribuições	272	214
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	0	0
2.01.06.01	Provisão para Realização do IR Diferido	0	0
2.01.07	Dívidas com Pessoas Ligadas	338	538
2.01.08	Outros	870	49
2.02	Passivo Exigível a Longo Prazo	0	0
2.02.01	Empréstimos e Financiamentos	0	0
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	0	0
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	1.039.112	15.901
2.05.01	Capital Social Realizado	1.142.515	23.620
2.05.02	Reservas de Capital	0	0
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	(103.403)	(7.719)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.01	Receita Bruta de Vendas e/ou Serviços	0	0	0	0
3.02	Deduções da Receita Bruta	0	0	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	0	0	0	0
3.04	Custo de Bens e/ou Serviços Vendidos	0	0	0	0
3.05	Resultado Bruto	0	0	0	0
3.06	Despesas/Receitas Operacionais	(95.684)	(100.724)	(7)	(37)
3.06.01	Com Vendas	0	0	0	0
3.06.02	Gerais e Administrativas	(33.679)	(37.921)	(7)	(37)
3.06.03	Financeiras	(52.606)	(52.558)	0	0
3.06.03.01	Receitas Financeiras	24.527	24.762	0	0
3.06.03.02	Despesas Financeiras	(77.133)	(77.320)	0	0
3.06.03.02.01	Despesas Financeiras	(77.092)	(77.279)	0	0
3.06.03.02.02	Variação Cambial	(41)	(41)	0	0
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(9.399)	(10.245)	0	0
3.07	Resultado Operacional	(95.684)	(100.724)	(7)	(37)
3.08	Resultado Não Operacional	0	0	0	0
3.08.01	Receitas	0	0	0	0
3.08.02	Despesas	0	0	0	0
3.09	Resultado Antes Tributação/Participações	(95.684)	(100.724)	(7)	(37)
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	(95.684)	(100.724)	(7)	(37)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	3.804	3.804	60	60
	LUCRO POR AÇÃO				
	PREJUÍZO POR AÇÃO	(25,15352)	(26,47844)	(0,11667)	(0,61667)

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

1 Contexto operacional

MMX Mineração e Metálicos S.A. ("MMX" ou "Companhia") é uma sociedade anônima de capital aberto. Os atuais controladores da MMX adquiriram, em 9 de novembro de 2005, a totalidade das ações representativas do capital social da Companhia, operação esta que foi aprovada, em 29 de novembro de 2005, pela Comissão de Valores Mobiliários - CVM. Em 21 de julho de 2006, a MMX protocolou o prospecto definitivo referente a uma oferta pública inicial, por meio da qual a Companhia emitiu 1.262.590 ações ordinárias nominativas que passaram a ser negociadas no segmento do Novo Mercado da Bolsa de Valores de São Paulo - BOVESPA a partir de 24 de julho de 2006. A liquidação financeira da referida oferta pública foi realizada em 26 de julho de 2006, tendo a Companhia, naquela ocasião, promovido um aumento de capital no valor de R$1.029.011.

Em 18 de agosto de 2006, foi exercida pelo Banco de Investimentos Credit Suisse (Brasil) S/A, após consultado o Coordenador Líder, a opção para a subscrição de um lote suplementar de 110.288 ações, escriturais, nominativas e sem valor nominal, de emissão da Companhia ("Ações do Lote Suplementar"), ao preço de R$815,00 por ação, que resultou em um aumento de capital adicional no valor de R$89.884.

Em 24 de agosto de 2006, a Companhia encerrou a oferta pública, e considerando as ações do lote suplementar, foram disponibilizadas ao mercado 1.372.878 ações, as quais, no total, representam 36,1% do capital social da Companhia *nesta data*, ao preço de R$815,00 por ação ("Preço por Ação"), que resultou em aumento de capital no valor total de R$1.118.896.

A MMX tem como objeto social a atuação nas seguintes áreas principais de negócio: extração, transformação, transporte e comercialização de minérios em geral; fabricação, transformação, transporte e comercialização de insumos siderúrgicos, bem como a construção, operação e exploração de terminais marítimos e ferrovias.

A MMX desenvolve, diretamente ou por meio de empresas controladas, projetos nas áreas de mineração, logística e indústria de produtos metálicos e de insumos siderúrgicos de valor agregado, sempre a partir do minério de ferro de produção própria. A Companhia detém recursos minerais, decorrentes da aquisição e do requerimento de direitos minerários, nos quais a MMX realiza a pesquisa e lavra de minério de ferro. No contexto dos estudos de viabilidade desenvolvidos pela Companhia e suas controladas para seus projetos, a Companhia cubou, de acordo com informação geológica obtida e analisada até 31 de março de 2006, recursos minerais, dentre medidos, indicados e inferidos, na ordem de 1.153 mil toneladas [(*)], conforme estudo de auditoria de recursos geológicos realizado pela SRK Consulting. Nas regiões geográficas onde os recursos da Companhia e de suas controladas estão inseridos, a Companhia administra e/ou desenvolve sistemas logísticos, com vistas ao escoamento da sua produção e ao atendimento público, sob a modalidade de concessão pública.

V.R

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

Em 30 de setembro e 30 de junho de 2006, a MMX possuía, através de empresas controladas com participação direta e/ou indireta, os seguintes projetos:

Desenvolvimento de atividades de pesquisa mineral (exceto cobre e metais preciosos) nos Municípios de Pedra Branca do Amapari e de Serra do Navio, no Estado do Amapá, por meio de um contrato de exploração celebrado entre a controlada MMX Amapá Mineração Ltda. ("MMX Amapá") e a empresa Mineração Pedra Branca do Amapari Ltda. ("MPBA"), subsidiária da empresa canadense Goldcorp Inc. A Companhia concluiu estudo de viabilidade referente a este projeto, elaborado pela Natrontec - Estudos e Engenharia de Processos Ltda., que, além da mina, compreende operações ferroviárias e portuárias, que estimou os investimentos necessários em US$272.000 mil [*], com entrada em operação prevista para o exercício social de 2007.

a. A controlada MMX Minas-Rio Mineração e Logística Ltda. (doravante "MMX Minas-Rio"), diretamente ou por meio da sua controlada MPC Mineração e Pesquisa Ltda. ("MPC"), é titular de direitos minerais localizados no Quadrilátero Ferrífero e na Serra do Espinhaço, Estado de Minas Gerais. Esses ativos darão suporte ao sistema denominado "Sistema MMX Minas-Rio", que visa à produção de minério de ferro e o seu escoamento por meio de um mineroduto com uma extensão de aproximadamente 550 quilômetros, que ligará a região produtora até o Município de São João da Barra, no Estado do Rio de Janeiro, onde a Companhia, por meio de uma de suas controladas, já é titular de um imóvel com 1.924.000 hectares, apropriado para a construção de um porto com capacidade para receber navios de grande calado. A Companhia concluiu estudo de viabilidade, elaborado e/ou compilado pela SRK Consulting, referente a este projeto, o qual estimou os investimentos necessários em US$2.033.000 mil [*], incluindo os investimentos referentes à aquisição de direitos minerários, com entrada em operação prevista para o exercício social de 2009.

b. A Companhia, através da controlada MMX Amapá, constituiu a MMX Logística do Amapá Ltda. ("MMX Logísitica do Amapá") em 23 de fevereiro de 2006, após o processo de licitação iniciado no ano de 2005, com o propósito de receber do Estado do Amapá a Concessão para Exploração do Serviço de Transporte Ferroviário de Cargas e Passageiros na Estrada de Ferro Amapá - EFA. A concessão da operação da ferrovia, pelo prazo de 20 anos, renovável por um prazo adicional de 20 anos, nos termos da lei, visa, dentre outras atividades de natureza pública, a desenvolver a logística de transporte do minério de ferro a ser extraído das minas detidas pela Companhia no Estado do Amapá, para cumprir contrato de suprimento firmado com a MMX Amapá.

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

Pelo Contrato de Concessão, a MMX Logística do Amapá deverá investir nos dois primeiros anos de concessão o total de R$40.700 (*) na recuperação da ferrovia. Pela outorga, a MMX Amapá efetuou, em 7 de março de 2006, o pagamento no valor de R$814 ao Estado do Amapá, equivalente a 2% do valor estimado dos investimentos em recuperação.

c. Em 12 de abril de 2006, o acionista controlador da MMX integralizou aumento de capital mediante a conferência à Companhia de quase a totalidade das quotas representativas do capital social da empresa MMX Corumbá Participações Ltda.

Em 18 de abril de 2006, a Companhia promoveu a cisão plena da MMX Corumbá Participações Ltda., com absorção integral de seu patrimônio pelas empresas controladas MMX Corumbá Mineração Ltda. ("MMX Corumbá") e MMX Metálicos Brasil Ltda. ("MMX Metálicos"). Como a empresa cindida não tinha outros ativos ou passivos, a operação de cisão foi implementada sem aumento de capital nas empresas receptoras, passando a Companhia a deter, diretamente, a quase totalidade das quotas representativas do capital social das empresas controladas MMX Corumbá e MMX Metálicos.

A controlada MMX Corumbá é detentora e arrenda direitos de lavra no Município de Corumbá, Estado do Mato Grosso do Sul, e encontra-se em fase inicial de produção através da operação de uma planta móvel de limitada produção, cujo primeiro faturamento ocorreu em julho de 2006. A Companhia concluiu estudo de viabilidade referente a este projeto, elaborado pela Natrontec - Estudos e Engenharia de Processos Ltda., que estimou os investimentos necessários em US$72.000 mil (*).

A controlada MMX Metálicos desenvolve atualmente projetos, a respeito dos quais a Companhia contratou estudos de viabilidade junto à Hatch Consulting e à Outokumpu Technologies, visando à implantação de usinas integradas para a produção de ferro gusa e semi-acabados, preferencialmente nos Estados do Amapá e do Mato Grosso do Sul, onde estão localizadas minas próprias da Companhia, e à implantação de usina de pelotização na propriedade de controlada da Companhia no Município de São João da Barra, Estado do Rio de Janeiro. Os investimentos necessários para estes projetos estão estimados em US$1.224.000 mil (*).

Conforme mencionado na Nota Explicativa nº 18, em 28 de abril de 2006, os acionistas da MMX promoveram uma cisão parcial da Companhia, correspondente a 30% das quotas das empresas controladas; MMX Amapá, MMX Corumbá e MMX Minas-Rio.

(*) Não revisado pela KPMG Auditores Independentes.

VR

(Em milhares de reais, exceto quando mencionado em contrário)

2 Licenças

A política ambiental do Grupo MMX tem como pré-requisito obter todas as licenças exigidas por lei para cada uma das suas instalações e atividades. Atualmente, a Companhia possui, através de suas controladas MMX Corumbá, MMX Amapá, MMX Logística do Amapá e MMX Metálicos as seguintes licenças:

Empresa	Tipo	Data de emissão	Vigência
MMX Corumbá	Operação de mina 63	27/10/2005	1 Ano
MMX Amapá	Licença de Instalação da Mina Amapá	16/08/2006	1 Ano
MMX Amapá	Licença Prévia para o Terminal Portuário	16/08/2006	6 meses
MMX Logística Amapá	Operação de ferrovia	16/08/2006	1 Ano
MMX Metálicos	Licença de Instalação	16/08/2006	5 Anos

3 Apresentação das informações trimestrais

As informações trimestrais individuais e consolidadas foram elaboradas com base nas práticas contábeis emanadas da legislação societária e normas da Comissão de Valores Mobiliários - CVM.

Resumo das principais práticas contábeis

a. Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercício. Tendo em vista a fase pré-operacional da maior parte das empresas controladas pela Companhia, o resultado consolidado da Companhia é representado basicamente por gastos que não são relacionados aos projetos em andamento e/ou que não estão diretamente associados a benefícios futuros. Parte dos resultados consolidados da Companhia decorre da operação da Estrada de Ferro do Amapá e da mina de minério de ferro da MMX Corumbá, que se encontra em fase de lavra inicial.

(Em milhares de reais, exceto quando mencionado em contrário)

b. Estimativas contábeis

A elaboração das informações trimestrais de acordo com as práticas contábeis adotadas no Brasil requer que a Administração use de julgamento na determinação e registro de estimativas contábeis. Ativos e passivos significativos sujeitos a essas estimativas e premissas incluem o valor residual do ativo imobilizado, o imposto de renda e contribuição social diferidos, os direitos minerais, o ágio na aquisição de controlada, as provisões para contingências, para a valorização de instrumentos financeiros e para a perda ao valor de mercado dos estoques. A liquidação das transações envolvendo essas estimativas poderá resultar em valores diferentes dos estimados, devido a imprecisões inerentes ao processo de sua determinação. A Companhia revisa as estimativas e premissas pelo menos trimestralmente.

c. Moeda estrangeira

Os ativos e passivos monetários denominados em moedas estrangeiras foram convertidos para reais pela taxa de câmbio da data de fechamento do balanço e as diferenças decorrentes de conversão de moeda foram reconhecidas no ativo permanente, tendo em vista que as empresas controladas da Companhia se encontram em fase pré-operacional.

d. Ativos circulante e realizável a longo prazo

- **Aplicações financeiras**

As aplicações financeiras estão avaliadas ao custo, acrescido dos rendimentos auferidos até a data do balanço e não superam o valor de mercado.

- **Estoques**

Avaliados ao custo médio de aquisição ou de produção, reduzido por provisão para perda ao valor de mercado.

O custo dos estoques inclui gastos incorridos na aquisição, transporte e armazenagem dos estoques. No caso de estoques acabados e estoques em elaboração, o custo inclui as despesas gerais de fabricação baseadas na capacidade normal de operação.

- **Demais ativos circulantes e realizável a longo prazo**

São apresentados pelo valor líquido de realização.

(Em milhares de reais, exceto quando mencionado em contrário)

e. Permanente

- **Investimentos**

Os investimentos em empresas controladas estão avaliados na controladora pelo método de equivalência patrimonial acrescido de ágio ou deduzidos de deságio, quando aplicável.

O ágio gerado na aquisição de controlada está fundamentado na expectativa de geração de lucros futuros e será amortizado de acordo com os resultados futuros em até 10 anos (vide Nota Explicativa nº 9).

- **Imobilizado**

Registrado ao custo de aquisição, formação ou construção (inclusive juros e demais encargos financeiros). A depreciação dos bens em operação é calculada pelo método linear a taxas que levaram em consideração o tempo de vida útil estimado dos bens.

- **Direitos minerais**

Avaliados pelo valor de custo de aquisição dos direitos minerais e sujeito a testes de recuperabilidade. A amortização ocorrerá pelo período de vida útil estimado das minas, a partir do início das operações.

- **Diferido**

Todos os resultados apurados na fase pré-operacional, relativos a gastos com pesquisa e desenvolvimento dos projetos das controladas da Companhia, assim como os correspondentes encargos financeiros, variações monetárias e/ou cambiais incorridas e/ou auferidas até a data dos balanços, estão associados à expectativa de benefícios futuros e encontram-se registrados no ativo diferido. A amortização ocorrerá pelo período de 10 anos, a partir do início das operações.

Os gastos que não estão diretamente associados a quaisquer benefícios futuros são transferidos do ativo diferido para o resultado do período.

f. Passivos circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e/ou cambiais incorridas até a data dos balanços.

(Em milhares de reais, exceto quando mencionado em contrário)

g. Provisões

Uma provisão é reconhecida no balanço quando a Companhia possui uma obrigação legal ou constituída como resultado de um evento passado, e é provável que um recurso econômico seja requerido para saldar a obrigação. As provisões são registradas tendo como base as melhores estimativas do risco envolvido.

h. Imposto de renda e contribuição social

A Companhia, neste período, não apurou lucro tributável e, conseqüentemente, não obteve base de cálculo positiva para o imposto de renda e a contribuição social. Adicionalmente, os créditos fiscais diferidos ativos são integralmente provisionados, devido à ausência de histórico de rentabilidade.

i. Demonstração dos fluxos de caixa

A Companhia está apresentando como informação suplementar, a demonstração dos fluxos de caixa preparada de acordo com a NPC 20 - Demonstração dos fluxos do caixa, emitida pelo IBRACON - Instituto de Auditores Independentes do Brasil.

4 Informações trimestrais consolidadas

Comparativo trimestral

A análise comparativa entre os trimestres findos em 30 de setembro 2006 e 2005, está prejudicada dado que:

***a.* Pelo aspecto da controladora**

Somente a partir de 9 de novembro de 2005, quando o controle da MMX foi adquirido pelo atual acionista controlador, se iniciaram transações dentro do contexto operacional atual da Companhia. Os saldos contábeis registrados na controladora em 30 de setembro de 2005 representavam as diminutas atividades da Tressem Participações S.A. (antiga denominação da MMX), que não possuía operações ou ativos, não detinha investimentos em outras empresas e não explorava atividade empresarial habitual.

***b.* Pelo aspecto do consolidado**

Em 30 de setembro de 2005, a MMX não detinha investimentos e as atuais controladas não possuíam a estrutura de controle societário hoje vigente, bem como encontravam-se em um contexto organizacional e operacional muito incipiente quando comparado ao modelo de operação atualmente desenhado para essas controladas.

(Em milhares de reais, exceto quando mencionado em contrário)

Em função da reestruturação societária ocorrida em 12 de abril de 2006 (conforme descrito na Nota Explicativa nº 18a.), a Companhia passou a deter os investimentos da MMX Corumbá e MMX Metálicos e as seguintes participações societárias: 99,9% da MMX Metálicos, 70% da MMX Amapá, 70% da MMX Minas-Rio e 70% da MMX Corumbá.

Desta forma as demonstrações de resultados e dos fluxos de caixa do trimestre findo em 30 de setembro de 2005 não são comparáveis com as informações trimestrais apresentadas pela Companhia em 30 de setembro de 2006.

As políticas contábeis foram aplicadas de forma uniforme em todas as empresas consolidadas.

As demonstrações financeiras consolidadas incluem as demonstrações da MMX e suas controladas diretas e indiretas a seguir relacionadas:

	Porcentagem de participação	
	30/9/2006	**30/6/2006**
Controladas diretas:		
MMX Amapá	70,00%	70,00%
MMX Minas-Rio	70,00%	70,00%
MMX Corumbá	70,00%	70,00%
MMX Metálicos	99,99%	99,99%
Controladas indiretas:		
MPC	69,99%	69,99%
IRX (*)	56,00%	56,00%
MMX Logística do Amapá	69,99%	69,99%

(*) A controlada indireta IRX Mineração Ltda. ("IRX") é detentora dos direitos minerais adquiridos em 9 de setembro de 2004 no Estado da Bahia.

Descrição dos principais procedimentos de consolidação

a. Eliminação dos saldos das contas de ativos e passivos entre as empresas consolidadas;

b. Eliminação dos saldos das contas de investimentos e correspondentes participações no capital, reservas e lucros/prejuízos acumulados das empresas controladas;

c. Destaque do valor da participação dos acionistas minoritários nas demonstrações financeiras consolidadas; e

VR

(Em milhares de reais, exceto quando mencionado em contrário)

d. Eliminação dos saldos de receitas e despesas, decorrentes de negócios entre as empresas. Esses saldos são eliminados na medida da participação da controladora nas controladas contra o investimento na mesma. Perdas não realizadas são eliminadas da mesma maneira, mas apenas quando não há evidências de problemas de recuperação dos ativos relacionados.

5 Disponibilidades

	Controladora		Consolidado	
	30/9/2006	**30/6/2006**	**30/9/2006**	**30/6/2006**
Caixa e bancos	955	39	9.255	20.070
Aplicações financeiras	978.413	-	996.542	18.527
	979.368	39	1.005.797	38.597

As aplicações financeiras representam, basicamente, valores aplicados em fundos exclusivos administrados por instituições financeiras e lastreados em títulos públicos federais e títulos privados (CDB) de instituições financeiras de primeira linha e títulos privados (Cédulas de Créditos Bancários e Debêntures) emitidos por empresas e instituições financeiras, todos com rentabilidade média equivalente ao DI Cetip (CDI).

A Companhia e sua controlada MMX Metálicos possuem bloqueios temporários de suas aplicações financeiras conforme mencionado nas Notas Explicativas nºs 8 e 19b, no montante total de R$128.209, não havendo prejuízo da remuneração a ser recebida pela mesma. Tais valores estão apresentados como retenções contratuais, no ativo circulante.

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

A seguir está representada a composição da carteira de aplicação financeira:

	Controladora					
	30/9/2006					
	Natureza das Aplicações					
Instituição Financeira	**Debêntures**	**Fundo de Investimentos Abertos**	**Over Selic**	**LTN Over**	**CDB**	**Total**
Fundos Exclusivos:						
Pactual	738.094	130.598	-	-	-	868.692
Credit Suisse	-	-	69.542	37.994	2.185	109.721
Total de Fundos Exclusivos	738.094	130.598	69.542	37.994	2.185	978.413
Outras Aplicações:						
Itaú BBA	37.220	-	-	-	-	37.220
Total de Outras Aplicações	37.220	-	-	-	-	37.220
Total de Aplicações	775.314	130.598	69.542	37.994	2.185	1.015.633
Bloqueio relativo a retenções contratuais						(37.220)
Total de Aplicações, líquidas	775.314	130.598	69.542	37.994	2.185	978.413

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

	Consolidado					
	30/9/2006					
	Natureza das Aplicações					
Instituição Financeira	**Debêntures**	**Fundo de Investimentos Abertos**	**Over Selic**	**LTN Over**	**CDB**	**Total**
Fundos Exclusivos:						
Pactual	738.094	141.030	-	-	-	879.124
Credit Suisse	-	-	127.273	69.437	4.000	200.710
Total de Fundos Exclusivos	738.094	141.030	127.273	69.437	4.000	1.079.834
Outras Aplicações:						
Itaú BBA	37.220	-	-	-	-	37.220
Unibanco e outros	7.697	-	-	-	-	7.697
Total de Outras Aplicações	44.917	-	-	-	-	44.917
Total de Aplicações	783.011	141.030	127.273	69.437	4.000	1.124.751
Bloqueio relativo a retenções contratuais						(128.209)
Total de Aplicações, líquidas	783.011	141.030	127.273	69.437	4.000	996.542

Os fundos exclusivos, que são regularmente auditados por auditores independentes, estão sujeitos a obrigações restritas ao pagamento de serviços prestados pela administração dos ativos, atribuída à operação dos investimentos, como taxas de custódia, auditoria e outras despesas, inexistindo obrigações financeiras relevantes, bem como ativos da companhia para garantir essas obrigações.

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

	Controladora		Consolidado	
	30/09/2006	30/09/2005	30/09/2006	30/09/2005
Fluxos de caixa das atividades operacionais				
Prejuízo do período	(100.724)	(37)	(100.724)	-
Participações minoritárias	-	-	4.128	-
Itens de resultado que não afetam o caixa:				
Equivalência patrimonial	10.245	-	-	-
Variações nos ativos e passivos:				
Retenções contratuais	(37.220)	-	(128.209)	-
Estoques	-	-	(16.618)	-
Aumento em outras contas a receber	(707)	-	(23.029)	-
Aumento em fornecedores	13.712	7	33.240	-
Aumento (redução) em contas a pagar e provisões	887	-	(12.108)	-
Disponibilidades líquidas aplicadas nas atividades operacionais	(113.808)	(30)	(243.322)	-
Fluxos de caixa das atividades de investimentos				
Créditos com pessoas ligadas	(35.207)	-	656	-
Aquisição de investimentos	(16.067)	-	(2.176)	-
Compras de imobilizado	(2.137)	-	(52.275)	-
Aquisição de direitos minerários	-	-	(37.842)	-
Baixa de direitos minerários	-	-	1.256	
Adições ao diferido	-	-	(90.792)	-
Disponibilidades líquidas aplicadas nas atividades de investimentos	(53.411)	-	(181.173)	-
Fluxos de caixa das atividades de financiamentos				
Integralização de capital	1.125.812	40	1.125.812	-
Empréstimos e financiamentos	10.134	-	284.575	-
Débitos com pessoas ligadas	(19)	16	-	-
Disponibilidades líquidas geradas pelas atividades de financiamentos	1.135.927	56	1.410.387	-
Demonstração do aumento nas disponibilidades				
No início do período	10.660	3	19.903	-
No fim no período	979.368	29	1.005.797	-
Aumento nas disponibilidades	968.708	26	985.893	-

(Em milhares de reais, exceto quando mencionado em contrário)

6 Estoques

	Consolidado	
	30/9/2006	**30/6/2006**
Produtos acabados	25.269	12.566
Provisão para perda ao valor de mercado	(8.651)	(6.643)
	16.618	5.923

Em 30 de setembro de 2006, os estoques de minério de ferro da Mina Corumbá, em estágio inicial de lavra, montavam 306 mil toneladas de *lump* (112 mil toneladas em 30 de junho de 2006). Esse estoque foi incorporado pela Companhia em função da reestruturação societária em 12 de abril de 2006, conforme descrito na Nota Explicativa nº 18a.

7 Depósitos judiciais

O saldo de depósitos judiciais é representado pelos processos nº 008.06.104278-9 (ação de imissão na posse da Fazenda Piraputanga) e nº 1756/2005 (ação de ingresso na área onde se localizam os direitos para realização de pesquisa mineral) referentes às ações impetradas pela MMX Metálicos e MMX Amapá, respectivamente, conforme descrito na Nota Explicativa nº 15b.

8 Retenções contratuais

Referem-se as parcelas retidas das aplicações financeiras da MMX Metálicos e da Companhia em garantia do contrato de empréstimo com o Banco de Investimentos Credit Suisse no montante de R$90.989 e, instrumento particular de cessão fiduciária de direitos creditórios em garantia de contrato de prestação de fiança em favor da controlada MMX Corumbá no valor de R$37.220, respectivamente, conforme mencionado na Nota Explicativa nº 19b.

(Em milhares de reais, exceto quando mencionado em contrário)

9 Investimentos e ágio na aquisição de controlada

a. Composição dos saldos

	Controladora		Consolidado	
	30/9/2006	**30/6/2006**	**30/9/2006**	**30/6/2006**
Participação em empresas controladas	9.641	19.040	-	-
Adiantamento para futura aquisição de investimento	-	-	2.176	-
Ágio apurado na aquisição de controlada	-	-	177.513	177.513
	9.641	19.040	179.689	177.513

MPC

O saldo do ágio apurado na aquisição da controlada MPC pela MMX Minas-Rio encontra-se fundamentado na expectativa de rentabilidade futura da exploração da reserva mineral relativo ao direito mineral da área do Quadrilátero Ferrífero, localizado no Estado de Minas Gerais, conforme Nota Explicativa nº 10. A rentabilidade futura está baseada em estudos de viabilidade e planos de negócio dos projetos e laudos técnicos sobre a capacidade produtiva das reservas.

A amortização do ágio será registrada em até 10 anos a partir da entrada em operação comercial, em conformidade com as projeções de rentabilidade futura.

Mineral Service

A controlada MMX Corumbá adquiriu em 11 de julho de 2006, os direitos minerários para exploração de minério de ferro no estado do Mato Grosso do Sul, mediante aquisição das quotas da empresa Mineral Service Ltda.("Mineral Service"), pelo custo total de US$14.000 mil (equivalentes a R$30.439), sendo que US$1.000 mil (R$2.176) foram pagos em 11 de julho de 2006, registrados como adiantamento para aquisição de investimentos e, o saldo remanescente será pago em três parcelas, sendo US$3.000 mil na comprovação da transferência dos direitos minerários, US$4.000 mil em 20 de dezembro de 2006 e, US$6.000 mil em 10 de julho de 2007, sendo que todos esses pagamentos estão subordinados à efetiva transferência dos direitos minerários para a Mineral Service.

VR

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

b. Movimentação

As participações societárias e as movimentações dos investimentos estão apresentadas a seguir:

	Controladora - 30/09/2006							
Dados das controladas:	**MMX Amapá**	**IRX**	**MMX Logística do Amapá**	**MMX Minas-Rio**	**MPC**	**MMX Corumbá**	**MMX Metálicos**	**Total**
Participação no capital social em (em %)	70%	56%	69,99%	70%	69,99%	70%	99,99%	-
Patrimônio liquido	2.306	65	(2.508)	7.222	30	4.231	10	-
Capital social	6.628	10	-	8.478	30	15.200	10	-
Capital social a integralizar	-	-	15.000	-	-	-	-	-
Adiantamento para futuro aumento de capital	-	55	(15.000)	-	-	-	-	-
Prejuizo do trimestre	(1.195)	-	(2.508)	(1.256)	-	(10.975)	-	-
Movimentação:								
Saldo em 31 de março de 2006	**3.967**	**-**	**-**	**8.478**	**-**	**-**	**-**	**12.445**
Aquisição de investimentos	1.777	-	-	423	-	10.645	10	**12.855**
Adiantamento para futuro aumento de capital	(2.968)	-	-	(2.967)	-	-	-	**(5.935)**
Equivalência patrimonial	(325)	-	-	-	-	-	-	**(325)**
Saldo em 30 de junho de 2006	**2.451**	**-**	**-**	**5.934**	**-**	**10.645**	**10**	**19.040**
Equivalência patrimonial	(837)	-	-	(879)	-	(7.683)	-	**(9.399)**
Saldo em 30 de setembro de 2006	**1.614**	**-**	**-**	**5.055**	**-**	**2.962**	**10**	**9.641**

(Em milhares de reais, exceto quando mencionado em contrário)

10 Direitos minerais e concessão

A Companhia detinha os seguintes direitos minerais

				Consolidado	
Empresa		**Estado**	**Direito**	**30/9/2006**	**30/6/2006**
Aquisições:					
IRX	(a)	Bahia	Mineral - Minério de Ferro	168	168
MMX Minas-Rio	(b)	Minas Gerais	Mineral - Minério de Ferro	-	9.305
MMX Minas-Rio	(c)	Minas Gerais	Mineral - Minério de Ferro	40.000	40.000
MPC	(d)	Minas Gerais	Mineral - Minério de Ferro	25	25
MMX Minas-Rio	(e)	Minas Gerais	Mineral - Minério de Ferro	30	30
MMX Corumbá	(f)	Mato Grosso	Mineral - Minério de Ferro	28.954	28.604
MMX Logística do Amapá	(g)	Amapá	Concessão Ferrovia/Outorga	814	814
				69.991	78.946
Adiantamentos para aquisição de direitos minerarios:					
MMX Minas-Rio	(h)	Minas Gerais	Mineral - Minério de Ferro	2.463	1.490
MMX Minas-Rio	(i)	Minas Gerais	Mineral - Minério de Ferro	1.086	1.086
MMX Minas-Rio	(j)	Minas Gerais	Mineral - Minério de Ferro	12.536	12.536
				16.085	15.112
				86.076	94.058

(a) Direitos minerais adquiridos em 9 de setembro de 2004 no Estado da Bahia.

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

(b) Em 14 de agosto de 2006, foi notificado ao Sr. Sebastião Cotta Lima, a denuncia à cessão dos direitos minerários regulamentada no contrato de cessão, sem qualquer ônus. Dessa forma a controlada baixou os direitos minerários de US$4.000 mil (equivalentes a R$9.306) em contrapartida a obrigação a pagar de US$3.400 mil, existente em 30 de junho de 2006 conforme descrito na Nota Explicativa nº 17. A parcela remanescente de US$600 mil foi reconhecida como perda ao resultado do exercício.

(c) Adquirido em 19 de outubro de 2005, localizado na região da Serra do Espinhaço, Estado de Minas Gerais ao custo total de R$40.000 dos quais R$4.500 foram pagos na assinatura do contrato e o restante será pago de forma parcelada, conforme detalhado na Nota Explicativa nº 17.

(d) Aquisição em 17 de agosto de 2005, localizado na região do Quadrilátero Ferrífero, Estado de Minas Gerais, mediante a aquisição das quotas da empresa MPC, detentora dos referidos ativos. O valor total da negociação foi de US$75.000 mil, tendo sido paga em 2005 a primeira parcela no montante de US$20.000 mil. Em 30 de setembro de 2006, o saldo da obrigação a pagar era de US$55.000 mil (equivalentes a R$119.581), acrescidos de juros, conforme mencionado na Nota Explicativa nº 17. Em 10 de janeiro de 2006, a controladora requereu novos direitos minerais junto ao Departamento Nacional de Produção Mineral - DNPM na mesma região, ao custo de R$1.

O valor do direito mineral registrado na controlada indireta MPC é de R$25, tendo a controlada MMX Minas-Rio registrado um ágio na transação, conforme descrito na Nota Explicativa nº 9.

(e) Contrato firmado em 13 de abril de 2006 para serviços de pesquisa mineral e lavra experimental necessária a um melhor conhecimento da área pelo valor de R$30.

(f) Direitos minerários das minas Laiz e Ema, denominadas mina 63, no Município de Corumbá, Estado de Mato Grosso do Sul, adquiridos pelo valor de R$28.604 da empresa Sociedade Brasileira de Imóveis Ltda.

(g) Valor da outorga de concessão da Estrada de Ferro Amapá - EFA, conforme descrito na Nota Explicativa nº 1c.

(h) Em 13 de março de 2006, foi firmado contrato de opção de compra de direitos minerais para a exploração de minério de ferro na região da Serra do Espinhaço, pelo qual pagou US$700 mil (R$1.490) e, em 7 e 25 de agosto de 2006, foram firmados aditivos ao contrato de opção, pelo qual pagou US$480 mil (R$973). O valor total dos direitos minerais é de R$35.000, devendo ser pago em vinte parcelas mensais iguais e consecutivas no valor de R$1.750, corrigidas pelo índice da poupança, sendo a primeira devida no momento de exercício da opção de compra.

(Em milhares de reais, exceto quando mencionado em contrário)

(i) Em 3 de março de 2006, foi firmado contrato de opção de compra dos direitos minerais para a exploração de minério de ferro na região da Serra do Espinhaço, pelo qual deverá pagar US$500 mil como opção de compra, dos quais já foram pagos US$400 mil (equivalentes a R$863)e o saldo remanescente foi pago em 2 de outubro e 2 de novembro de 2006.

(j) Em 28 de abril de 2006, foi firmado contrato de opção de compra de direitos minerais para a exploração de minério de ferro na região do Quadrilátero Ferrífero, pelo qual pagou US$6.000 (equivalentes a R$12.535) como opção de compra. A opção de compra tem validade de 10 meses e pode ser prorrogada por mais 8 meses mediante pagamento adicional de US$19.000 mil.

Em 14 de julho de 2006, a controlada MMX Amapá e a MPBA celebraram Contrato de Cessão de Direitos Minerários e Outras Avenças, por meio do qual foram cedidos e transferidos à MMX Amapá certos direitos minerários constantes dos Processos DNPM n°s 852.730/93, 858.010/99 e 858.114/04, anteriormente objeto de contrato de exploração compartilhada entre as duas empresas. Pela cessão dos direitos minerários, a MMX Amapá pagará à MPBA uma participação equivalente a 1% da receita bruta obtida pela MMX Amapá com a venda ou outra forma de alienação de minério de ferro ou outros minerais não preciosos oriundos da lavra das jazidas presentes na região dos referidos direitos minerários.

Os direitos minerários serão amortizados com base no método de unidade produzida.

11 Imobilizado

	Consolidado	
	30/9/2006	**30/6/2006**
MMX	2.137	5
MMX Amapá	3.547	1.708
MMX Minas-Rio	599	147
MMX Corumbá	24.648	10.282
MMX Metálicos	15.103	12.523
MPC	7.374	7.054
MMX Logística do Amapá	6.004	859
	59.412	32.578

(Em milhares de reais, exceto quando mencionado em contrário)

Sendo sua composição como segue:

		Consolidado					
	Taxa de depreciação % a.a.	30/9/2006 Custo	Depreciação	Líquido	30/6/2006 Custo	Depreciação	Líquido
Móveis e utensílios	10	1.949	(61)	1.888	588	(43)	545
Máquinas e equipamentos	10	27.808	(421)	27.387	9.811	(214)	9.597
Aeronave	10	12.145	(304)	11.841	12.145	-	12.145
Equipamentos de informática	20	1.768	(160)	1.608	1.253	(97)	1.156
Veículos	20	2.157	(132)	2.025	777	(87)	690
Programas de tecnologia da informação	20	360	(33)	327	252	(21)	231
Equipamentos de ferrovia	-	3.657	(24)	3.633	-	-	-
		49.844	(1.135)	48.709	24.826	(462)	24.364
Terrenos		8.301	-	8.301	7.947	-	7.947
Obras em andamento		2.402	-	2.402	267	-	267
		10.703	-	10.703	8.214	-	8.214
		60.547	(1.135)	59.412	33.040	(462)	32.578

Operação de lease-back da aeronave

Em 16 de maio de 2006, a controlada MMX Metálicos assinou contrato de *sale-lease-back* de aeronave no valor de US$5.400 mil (equivalentes a R$12.192), pelo prazo de 120 meses, com valor residual de US$1.350 mil. O contrato de *leasing* tem 6 meses de carência e as amortizações serão trimestrais vencendo a primeira parcela em outubro de 2006.

Esta aeronave foi adquirida pela controlada MMX Metálicos em fevereiro de 2006, pelo valor de US$6.000 mil, tendo sido incorporada pela Companhia em função da reestruturação societária ocorrida em 12 de abril de 2006, conforme descrito na Nota Explicativa nº 18a.

VIR

(Em milhares de reais, exceto quando mencionado em contrário)

12 Diferido

	Consolidado - Custo	
	30/9/2006	**30/6/2006**
MMX Amapá	26.223	19.470
MMX Minas-Rio	10.528	477
MPC	14.722	9.870
MMX Corumbá	26.727	22.884
MMX Metálicos	25.258	13.672
MMX Logística do Amapá	4.481	2.817
IRX	54	46
	107.993	69.236

Sendo sua composição como segue:

	Taxa de amortização % a.a.	Consolidado 30/9/2006	Consolidado 30/6/2006
Despesas pré-operacionais	10	124.074	91.351
Resultados financeiros pré-operacionais	10	(16.081)	(22.115)
		107.993	69.236

O diferido está demonstrado ao custo de formação e representa gastos pré-operacionais incorridos e resultados financeiros incorridos e/ou auferidos na fase de pesquisa e implantação dos projetos integrados de mineração e logística.

O ativo diferido será amortizado em 10 anos, a partir da data de entrada em operação comercial, quando as expectativas de benefícios econômicos começarem a se realizar.

(Em milhares de reais, exceto quando mencionado em contrário)

13 Transações com partes relacionadas

	Controladora				Consolidado			
	Contas a receber		Contas a pagar		Contas a receber		Contas a pagar	
	30/9/2006	30/6/2006	30/9/2006	30/6/2006	30/9/2006	30/6/2006	30/9/2006	30/6/2006
MMX Amapá	20.663	2.955	-	-	-	-	-	-
MMX Minas-Rio	2.045	4.035	-	-	-	-	-	-
MMX Metálicos	498	720	-	-	-	-	-	-
MMX Corumbá	10.001	-	-	200	-	-	-	-
MMX Logística	2.000	-	-	-	-	-	-	-
Eike Fuhrken Batista	-	-	338	338	-	-	338	338
	35.207	7.710	338	538	-	-	338	338

Os principais saldos de ativos e passivos em 30 de setembro e 30 de junho de 2006, relativos a operações com partes relacionadas, decorrem de transações da Companhia com suas controladas diretas e indiretas.

Conforme mencionado na Nota Explicativa nº 14, o acionista controlador é o avalista de empréstimos e financiamentos obtidos pelas empresas controladas da Companhia.

(Em milhares de reais, exceto quando mencionado em contrário)

14 Empréstimos e financiamentos

Instituições	Garantias	Custo da dívida	Vigência	30/9/2006	30/6/2006
Banco ABN AMRO Real S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC (*) + 6,70% a.a.	16/03/2007	10.134	9.921
Total controladora - circulante				10.134	9.921
MMX Minas-Rio					
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX Mineração e Metálicos S.A.	VC + Libor + 2,95% a.a.	24/07/2008	26.440	26.096
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX Mineração e Metálicos S.A.	VC + 8,317% a.a.	16/09/2008	17.406	17.845
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX Mineração e Metálicos S.A.	VC + Libor + 2,95% a.a.	21/07/2008	14.332	14.236
Unibanco S.A.	Interveniente: Eike Fuhrken Batista	VC (*) + 6,60% a.a.	28/06/2007	11.088	10.855
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX Mineração e Metálicos S.A.	VC + Libor + 2,95% a.a.	15/07/2008	11.040	-
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX Mineração e Metálicos S.A.	VC + 8,345% a.a.	10/09/2008	10.894	-
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 8,10% a.a.	06/09/2007	8.734	9.057
Hedge	Provisão para liquidação de Hedge	-	-	5.109	-
				105.043	78.089
MMX Amapá					
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 6,10% a.a.	06/11/2006	11.190	10.970
Banco ABC Brasil S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 8,50% a.a.	27/09/2006	-	11.052
Hedge	Provisão para liquidação de Hedge	-	-	2.645	-
				13.835	22.022
MPC					
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 8,30% a.a.	29/03/2007	2.267	2.210
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 8,10% a.a.	06/09/2007	5.459	5.661
Banco Unibanco S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 6,60% a.a.	28/06/2007	11.088	10.855
				18.814	18.726
MMX Metálicos					
Banco ABN AMRO S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 7,86% a.a.	06/12/2006	22.278	21.765
Credit Suisse S.A.	Cash colateral	VC + Libor + 3,28% a.a.	04/09/2007	109.470	-
Leasing Aeronave	Avalista/Coobrigado: Eike Fuhrken Batista	VC + Libor + 2,85% a.a.	01/07/2016	11.521	11.732
Hedge	Provisão para liquidação de Hedge	-	-	1.188	-
				144.457	33.497
MMX Corumbá					
Banco Unibanco S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + Libor + 4,10% a.a.	04/09/2008	27.378	26.646
Banco ABC Brasil S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + Libor +3,50% a.a.	19/10/2007	11.301	11.009
Banco BBM S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 8,80% a.a.	17/11/2006	7.853	7.576
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 7,50% a.a.	11/06/2007	11.025	10.853
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 7,60% a.a.	22/06/2007	8.822	8.752
Banco Itaú BBA S.A. - BNDES	Avalista/Coobrigado: Eike Fuhrken Batista	12,60% a.a.	15/10/2010	2.342	-
Banco Votorantim S.A.	Aval da MMX Mineração e Metálicos S.A.	VC + 7,55% a.a.	12/03/2007	4.364	-
BNDES - Banco Nacional	Avalista/Coobrigado: Eike Fuhrken Batista	12,60% a.a.	15/03/2010	894	867
				73.979	65.703
Total consolidado				366.262	227.958
Circulante				236.895	198.452
Exigível a longo prazo				129.367	29.506

(Em milhares de reais, exceto quando mencionado em contrário)

A Companhia, através da controlada MMX Amapá, dispõe, junto ao Banco ABC Brasil S.A. e ao Arab Banking Corporation BSC, de uma linha de crédito no montante de US$200.000 mil, pelo prazo de 7 anos, com dois anos de carência, garantida por contrato de exportação da produção de minério de ferro da Companhia. A linha de crédito se encontra sujeita a uma série de condições suspensivas, dentre elas, a aprovação da operação e da constituição de suas garantias por parte dos comitês de crédito das instituições financeiras.

A Companhia, através da controlada MMX Minas-Rio, dispõe, junto ao Unibanco, de uma linha de crédito no montante de US$550.000 mil pelo prazo de até 144 meses, com 6 meses de carência. Além desta linha própria, o Unibanco atuará como assessor para a contratação de US$968.000 mil em linhas adicionais, perfazendo, em conjunto com a linha direta do Unibanco, um total de US$1.518.000 mil. Estas linhas de crédito estão sujeitas a uma série de garantias e *covenants*, incluindo penhor de direitos minerários, penhor dos ativos, entre outras garantias. Para os investimentos iniciais do projeto e obtenção de licenças, o Unibanco liberou uma linha, na modalidade empréstimo-ponte, de US$50.000 mil, sendo que a Companhia já utilizou US$46.500 mil em 9 de novembro de 2006, e em garantia foi dado o penhor do direito minerário do processo 830.286 do DNPM, de propriedade da controlada MMX Minas-Rio.

15 Provisões para contingências

Em 30 de setembro e 30 de junho de 2006, a Companhia, suas controladas diretas e indiretas são parte em ações judiciais e processos administrativos, e correntes do curso normal das operações, envolvendo questões cíveis.

a. IRX

A controlada indireta IRX Mineração Ltda. ("IRX") celebrou transação que encerrou as ações abaixo relacionadas, envolvendo os direitos minerais detalhados na Nota Explicativa nº 10 acima:

- Ação indenizatória visando à anulação do negócio de venda de direito mineral realizado entre João Carlos de Castro Cavalcanti e a IRX, a qual aguarda sentença em 1ª instância;

- Medida cautelar da violação do compromisso de exclusividade na alienação dos referidos direitos minerais entre Metal Data Ltda. e João Carlos de Castro Cavalcanti ("João Cavalcanti"); e

- Notificação judicial proposta pelas controladas MMX Amapá e IRX, tendo por objeto a exclusão deste último como sócio da IRX, face de João Cavalcanti haver negociado com terceiros os direitos minerais que havia anteriormente aportado ao patrimônio da referida empresa.

(Em milhares de reais, exceto quando mencionado em contrário)

Em 28 de setembro de 2006, foi assinado termo de acordo, em que o Sr. Carlos Frederico de Almeida Borges renuncia ao direito em que se fundamenta a ação e, em virtude desse acordo os processos em questão não representam mais qualquer contingência.

b. MMX Metálicos

Em 17 de agosto de 2006, foi realizado depósito judicial, perante a 2ª Vara Cível da Comarca de Corumbá, no valor de R$200 em função de determinação judicial, para assegurar a eventual indenização aos posseiros da Fazenda Piraputanga, área cedida para a controlada MMX Metálicos para construção da planta de gusa, em vista da autorização de imissão na posse em favor da controlada. A controlada constituiu provisão para contingência no valor mencionado acima.

c. MMX Amapá

Em 26 de setembro, foi realizado depósito judicial, perante a Vara Cível da Comarca de Serra do Navio, no valor de R$612 em função de determinação daquele juízo, para que fosse prestada garantia nos autos do processo 1756/2005 (ação de ingresso na área para realização de pesquisa mineral), no qual são partes os nove superficiários dos direitos minerários e, de outro, a MPBA, sucedida pela MMX Amapá por força da cessão dos direitos minerários. A controlada constituiu provisão para contingência no valor mencionado acima.

(Em milhares de reais, exceto quando mencionado em contrário)

16 Imposto de renda e contribuição social diferidos

Em 30 de setembro e 30 de junho de 2006, a maioria das controladas da Companhia encontravam-se em fase pré-operacional e, desta forma, o imposto de renda e a contribuição social diferidos ativos foram calculados e registrados. Devido à ausência de histórico de rentabilidade foi constituída provisão integral para realização destes ativos.

O imposto de renda e a contribuição social diferidos têm a seguinte origem:

	Controladora	
	30/9/2006	**30/6/2006**
Realizável a longo prazo:		
Prejuízos fiscais a compensar	22.735	1.164
Base negativa de contribuição social	8.185	420
	30.920	1.584
Provisão para realização	(30.920)	(1.584)
	-	-

17 Obrigações com aquisições de investimentos

A Companhia por meio de suas controladas detinha compromissos consolidados relativos à aquisição das quotas da controlada MPC e pela aquisição direta de direitos minerários, abaixo detalhados:

		Consolidado			
		30/9/2006		**30/6/2006**	
Empresa	**Credor**	**Curto prazo**	**Longo prazo**	**Curto prazo**	**Longo prazo**
MMX Minas-Rio **(a)**	Cedente de direitos minerários	-	-	6.623	-
MMX Minas-Rio **(b)**	Cedente de direitos minerários	-	29.022	18.166	10.614
MMX Minas-Rio **(c)**	Cedente das quotas	61.489	61.489	60.828	60.828
MMX Minas-Rio	Outros	1.223	614	2.167	608
		62.712	91.125	87.784	72.050

VR

(Em milhares de reais, exceto quando mencionado em contrário)

(a) Conforme mencionada na Nota Explicativa nº 10b, a controlada efetuou a baixa dessa obrigação.

(b) Saldo remanescente a pagar ao vendedor, devido em três parcelas corrigidas pelo IGP-M, de R$8.398 em 14 de outubro de 2006, R$9.726 e R$10.400 em 12 de abril e 9 de outubro de 2007, respectivamente. Em 1º de Julho de 2006 foi assinado termo aditivo que prorrogou os vencimentos das parcelas para 19 de Outubro de 2009, 2010 e 2011, respectivamente.

(c) Saldo remanescente de US$55.000 mil relativo à compra das quotas da controlada MPC, devido aos vendedores. Tal valor deve ser pago em duas parcelas de US$27.500 mil, com vencimentos para 23 de dezembro de 2006 e 23 de setembro de 2008, acrescidas de juros de 2.5% a.a. A controlada constituiu caução de direitos minerários, sob titularidade da controlada MPC, em favor dos vendedores como garantia do pagamento. A controlada está em processo de renegociação dos valores e condições dessa aquisição.

18 Patrimônio líquido (controladora)

a. Capital social

Em 30 de setembro e 30 de junho de 2006, o capital social da Companhia era dividido em 3.803.878 (três milhões, oitocentos e três mil e oitocentas e setenta e oito) e, 187.552.806 (cento e oitenta e sete milhões, quinhentos e cinqüenta e duas mil e oitocentas e seis) ações ordinárias, escriturais e sem valor nominal, respectivamente.

Em 19 de dezembro de 2005, a Companhia, por meio de reunião do Conselho de Administração realizada naquela data, teve seu capital aumentado em R$16.643, mediante subscrição privada de ações, sendo parte integralizada em moeda corrente nacional e parte em quotas representativas do capital social da MMX Amapá e da MMX Minas-Rio.

As quotas conferidas ao capital social foram vertidas por seus valores contábeis, conforme laudos de avaliação apresentados por empresa especializada contratada exclusivamente para este fim. Conforme exposto na justificativa da Administração para o aumento de capital, o valor patrimonial se encontrava substancialmente aquém do valor justo de mercado das quotas.

No referido aumento de capital, o preço de emissão de ação da Companhia foi fixado em R$519,38 (quinhentos e dezenove reais e trinta e oito centavos) por ação, levando-se em conta a expectativa de rentabilidade futura da Companhia, conforme justificativa apresentada pela Administração da Companhia aos acionistas em 14 de dezembro de 2005.

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

Em 12 de abril de 2006, o Conselho de Administração da Companhia aprovou aumento de capital no valor de R$15.210, mediante a emissão de 17.170 ações ordinárias escriturais, ao preço de emissão de R$885,8474 por ação. O acionista controlador da MMX integralizou o aumento de capital mediante a conferência ao capital da Companhia de quase a totalidade das quotas representativas do capital social da empresa MMX Corumbá Participações Ltda. O valor unitário das quotas da MMX Corumbá Participações Ltda. foi objeto de laudo de avaliação preparado por empresa especializada contratada, na data-base de 31 de março de 2006, tendo como critério de avaliação o valor patrimonial contábil das quotas, sendo que o aludido laudo foi aprovado à unanimidade pelos acionistas da Companhia.

Em 28 de abril de 2006, em Assembléia Geral Extraordinária, os acionistas da MMX resolveram, à unanimidade, promover uma cisão parcial da Companhia, destacando em favor das sociedades Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. e Centennial Asset Participações Corumbá S.A. (as "Receptoras"), respectivamente, 30% das quotas representativas das empresas controladas, MMX Amapá, MMX Minas-Rio e MMX Corumbá, e a parcela correspondente de capital social. A cisão parcial representou o cancelamento da totalidade das ações ordinárias da Companhia então detidas pelo investidor estrangeiro Centennial Asset Mining Fund LLC, o qual recebeu, em substituição, ações das sociedades receptoras da parcela cindida.

As parcelas de patrimônio líquido da MMX transferidas às Receptoras por força da cisão, foram avaliadas por empresa especializada contratada, na data-base de 18 de abril de 2006, tendo como critério de avaliação o valor patrimonial contábil das contas ativas e passivas, com base nos elementos constantes do Balanço Especial da Companhia levantado na data-base de 18 de abril de 2006.

O valor das parcelas cindidas, na data de cisão, eram de R$8.293, sendo atribuído a cada uma das Receptoras os seguintes valores:

- À Centennial Asset Participações Amapá S.A. foi atribuído o valor de R$1.190;
- À Centennial Asset Participações Minas-Rio S.A. foi atribuído o valor de R$2.543; e
- À Centennial Asset Participações Corumbá S.A. foi atribuído o valor de R$4.560.

Em decorrência da cisão, o capital social da MMX foi reduzido em R$8.293, com a conseqüente extinção de 32.000 (trinta e duas mil) ações ordinárias escriturais de propriedade da acionista Centennial Asset Mining Fund, passando o capital da MMX a ser de R$23.620, dividido em 77.214 (setenta e sete mil e duzentas e quatorze) ações ordinárias escriturais, sem valor nominal. A redução de capital não implicou em diluição patrimonial aos acionistas remanescentes.

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

Em 28 de abril de 2006, na mesma Assembléia Geral Extraordinária, foi aprovado o desdobramento das ações ordinárias de emissão da Companhia, na proporção de 2.429 (duas mil e quatrocentas e vinte e nove) novas ações ordinárias para cada ação ordinária existente o que resultou em 187.552.806 (cento e oitenta e sete milhões, quinhentos e cinqüenta e dois mil e oitocentos e seis) ações ordinárias.

As ações emitidas em virtude do desdobramento terão os mesmos direitos e vantagens asseguradas às ações já existentes.

Por meio da Assembléia Geral Extraordinária realizada em 6 de julho de 2006 (devidamente registrada e arquivada perante a Junta Comercial do Estado do Rio de Janeiro em 13 de julho de 2006), a Companhia efetuou um grupamento da totalidade de ações de sua emissão na proporção de 77,1504755 (setenta e sete vírgula um cinco zero quatro sete cinco cinco) para cada 1 (uma) ação. Após a conclusão da referida operação de grupamento, o capital social da Companhia passou a ser representado por 2.431.000 (dois milhões e quatrocentas e trinta e uma mil) ações ordinárias escriturais sem valor nominal. O valor (expressão monetária) do capital social da Companhia não sofreu naquela data, todavia, qualquer modificação, permanecendo inalterado. O Acionista controlador da Companhia cedeu gratuitamente aos acionistas que passaram a deter posições fracionárias após a conclusão do grupamento, a quantidade de ações de emissão da Companhia necessária para que completassem suas respectivas posições.

Em 26 de julho de 2006, o Conselho de Administração homologou o aumento do capital social da Companhia, dentro do limite do capital autorizado, em vista da subscrição integral, no montante de R$1.029.011, mediante a emissão pública de 1.262.590 ações ordinárias, todas nominativas e sem valor nominal, ao preço de R$815,00 (oitocentos e quinze reais) por ação ordinária, conforme aprovado em reuniões deste Conselho realizadas em 20 de julho, 21 de julho e 26 de julho de 2006. Dessa forma, o capital social da Companhia foi aumentado de R$23.620 para R$1.052.630, dividido em 3.693.590 ações ordinárias, todas nominativas, sem valor nominal.

Em 23 de agosto de 2006, o Conselho de Administração homologou o aumento do capital social da Companhia, dentro do limite do capital autorizado, em vista da subscrição integral, no montante de R$89.884, mediante a emissão pública de 110.288 ações ordinárias, todas nominativas e sem valor nominal, ao preço de R$815,00 (oitocentos e quinze reais) por ação ordinária, conforme aprovado em reuniões deste Conselho realizadas em 20 de julho, 21 de julho e 26 de julho de 2006. Dessa forma, o capital social da Companhia foi aumentado de R$1.052.630 para R$1.142.515, dividido em 3.803.878 ações ordinárias, todas nominativas, sem valor nominal.

(Em milhares de reais, exceto quando mencionado em contrário)

b. Dividendos

As ações da Companhia participam em condição de igualdade na distribuição de dividendos, juros sobre capital próprio e demais benefícios aos acionistas. O estatuto social determina a distribuição de um dividendo mínimo obrigatório de 25% do lucro líquido do exercício, ajustado na forma do artigo 202 da Lei nº 6.404/76.

c. Plano de opção de compra de ações

De forma a incentivar os principais executivos da Companhia, o acionista controlador, havia outorgado, em 30 de junho de 2006, opções de compra de ações da MMX de sua propriedade em favor de todos os Diretores da Companhia e 18 dos principais gerentes. As opções de compra de ações outorgadas pelo nosso acionista controlador representam um mecanismo de remuneração e de retenção, pelo prazo de 5 anos, dos administradores e executivos da Companhia, sem que isso implique em qualquer custo ou diluição aos acionistas minoritários da Companhia. Em favor dos Diretores, o acionista controlador outorgou opções para que os mesmos adquiram globalmente mais de 5,5% das ações de sua propriedade. As opções outorgadas a esses Diretores podem ser exercidas em 5 anos após a oferta pública inicial da Companhia, sendo que os beneficiários da opção estarão sujeitos às restrições de venda descritas no Prospecto Definitivo da oferta pública primária de ações da Companhia, protocolado na CVM em 21 de julho de 2006, que lhes proíbe vender ações pelo prazo de 3 anos da oferta pública, exceto se contarem com a autorização expressa do acionista controlador da Companhia. Em 30 de junho de 2006, aos 18 principais gerentes da Companhia, o acionista controlador da Companhia havia outorgado opções para que eles adquiram, ao todo, ações de sua propriedade que tenham um valor financeiro, considerando o preço por ação na oferta pública, de R$7.161, as quais poderão ser exercidas na proporção de 20% a cada um dos 5 primeiros aniversários da oferta publica.

(Em milhares de reais, exceto quando mencionado em contrário)

Adicionalmente a esse mecanismo de remuneração, a Companhia, em Assembléia Geral Extraordinária realizada em 28 de abril de 2006, aprovou um programa de opção de compra de ações de emissão da Companhia. De acordo com o programa de opção de compra de ações, o Conselho de Administração poderá outorgar opções de compra de ações em favor de administradores, executivos e colaboradores da Companhia que representem não mais do que 1% das ações em circulação. Entretanto, na mesma Assembléia Geral de Acionistas, determinou-se que o Conselho não outorgaria quaisquer opções de compra de ações no exercício social de 2006, tendo sido outorgadas, apenas, opções de compra de ações em favor de alguns dos membros titulares do Conselho de Administração e para um assessor do Conselho de Administração. A Companhia outorgou opções de compra de ações que tenham um valor financeiro, considerando o Preço por Ação, de US$8.000, as quais poderão ser exercidas na proporção de 20% a cada um dos 5 primeiros aniversários da Oferta, a um preço de exercício equivalente a R$77,15 por ação (após o grupamento realizado em 6 de julho de 2006, conforme descrito na Nota Explicativa nº 18a.). O membro do Conselho de Administração Michael Vitton, por sua vez, tem, assim como os Diretores da Companhia, opção de compra de ações de propriedade de nosso acionista controlador, não diluitiva aos acionistas minoritários, equivalentes a até 1% das ações de sua propriedade, não tendo qualquer opção de compra ou subscrição de ações outorgada pela Companhia. A opção outorgada a esse membro do Conselho de Administração poderá ser exercida a partir da data de conclusão da Oferta. O preço de exercício da opção de compra de ações de membro do Conselho será obtido por meio da divisão entre o capital investido pelo nosso acionista controlador na constituição da Companhia e suas controladas, dividido pelo número de ações de sua propriedade.

(Em milhares de reais, exceto quando mencionado em contrário)

19 Compromissos assumidos

a. *Contratações de bens e serviços*

A Companhia e suas controladas possuíam compromissos assumidos junto a fornecedores de bens e serviços de aproximadamente R$253.000, sendo os principais acima de R$450 como segue:

	Consolidado		
		Saldo do Contrato	
Objeto do Contrato	Data da assinatura	30/9/2006	30/6/2006
Serviços de Sondagem no Estado do Amapá	7/11/2005	434	1.271
Serviços de elaboração de projeto conceitual e projeto básico para a construção do Porto do Açu	1/2/2006	3.695	1.826
Engenharia básica, engenharia detalhada, gerenciamento de suprimentos e gerenciamento de implantação de planta de beneficiamento de itabirito no Amapá	16/1/2006	14.697	10.661
Contratos relacionados à concessão da ferrovia	10/2/2006	4.083	7.186
Assessoria técnica em estudo de implantação do minerioduto	21/3/2006	17.360	8.433
Serviço de geotécnica em mar e terra na região de implantação do Porto do Açú	12/6/2006	1.447	1.694
Gerenciamento da implantação da Usina de Beneficiamento de Itabirito em Pedra Branca do Amapari	30/6/2006	38.714	1.753
Consultoria técnica e comercial para a identificação e avaliação de jazidas de minério de ferro	10/4/2006	6.377	6.377
Consultoria e assessoria legal e geológica junto ao DNPM nos projetos de lavra de minério de ferro no estado de Minas Gerais	1/5/2006	2.941	3.145
Contratos relacionados à construção civil, arquitetura, fabricação mecânica, transporte e montagem da planta de beneficiamento da Mina 63	20/4/2006	3.269	12.012
Contratos relacionados à construção da Unidade de Produção de Gusa com 2 mini altos-fornos em Corumbá, referentes a: Engenharia básica e detalhada, obras civis, coordenação e gerenciamento, fornecimento e montagem de equipamentos e peças	21/8/2006	57.686	-
Outros		4.915	2.791
Total		**155.618**	**57.149**

(Em milhares de reais, exceto quando mencionado em contrário)

b. *Garantias prestadas*

Além das garantias dos empréstimos e financiamentos, mencionados na Nota Explicativa nº 14, a Companhia e sua controlada MMX Metálicos possuem bloqueios temporários de suas aplicações financeiras como segue:

- A controlada MMX Metálicos possui bloqueio das aplicações financeiras, referente a garantias de empréstimos obtidos junto ao Banco de Investimentos Credit Suisse (Brasil) S/A, no valor de R$90.989.

- A Companhia é garantidora de instrumento particular de cessão fiduciária de direitos creditórios em garantia de contrato de prestação de fiança, no valor de R$37.220, em favor da controlada MMX Corumbá, para emissão de carta de fiança em garantia a aquisição de direitos minerários para exploração de minério de ferro no Mato Grosso do Sul, mediante a aquisição das quotas da empresa Mineral Service Ltda. conforme mencionada na Nota Explicativa nº 9.

20 Instrumentos financeiros

Os valores de realização estimados de ativos e passivos financeiros da Companhia foram determinados por meio de informações disponíveis no mercado e metodologias apropriadas de avaliações. Entretanto, considerável julgamento foi requerido na interpretação dos dados de mercado para produzir a estimativa do valor de realização mais adequada. Como conseqüência, as estimativas a seguir não indicam, necessariamente, os montantes que poderão ser realizados no mercado de troca corrente. O uso de diferentes metodologias de mercado pode ter um efeito material nos valores de realização estimados.

A administração desses instrumentos é efetuada por meio de estratégias operacionais, visando à liquidez, rentabilidade e segurança. A política de controle consiste em acompanhamento permanente das taxas contratadas versus as vigentes no mercado. A Companhia e suas controladas não efetuam aplicações de caráter especulativo, em derivativos ou quaisquer outros ativos de risco.

Em atendimento à Instrução CVM nº 235/95, a descrição dos saldos contábeis e dos valores de mercado dos instrumentos financeiros inclusos no balanço patrimonial em 30 de setembro e 30 de junho de 2006 estão identificadas a seguir:

a. Disponibilidades e aplicações financeiras

Os saldos em conta corrente mantidos em bancos têm seus valores de mercado idênticos aos saldos contábeis.

(Em milhares de reais, exceto quando mencionado em contrário)

Para as aplicações financeiras, o valor de mercado foi apurado com base nas cotações de mercado desses títulos em 30 de setembro e 30 de junho de 2006.

As quotas de fundos de investimentos estão valorizadas pelo valor da quota em 30 de setembro de 2006.

b. Partes relacionadas

Apresentados ao valor contábil, uma vez que não existem instrumentos similares no mercado e tratam de operações com controladas e coligadas.

c. Investimentos (controladora)

Os valores de mercado para os investimentos são considerados semelhantes aos saldos contábeis, uma vez que não possuem cotação de mercado.

d. Empréstimos e financiamentos

Os valores estimados de mercado dos empréstimos e financiamentos de longo prazo, obtidos através do valor presente às taxas de juros disponíveis em 30 de setembro de 2006, apresentam-se próximos ao valor contábil.

e. Obrigações com aquisição de investimentos

Os valores estimados de mercado para as principais obrigações com aquisição de investimentos de longo prazo, obtidos através do valor presente às taxas de juros disponíveis em 30 de setembro e 30 de junho de 2006, cujo valor de mercado difere do contábil, estão assim representados:

	Consolidado			
	30/9/2006		30/6/2006	
Obrigação com aquisição de investimentos de curto e longo prazo:	**Valor contábil**	**Valor de mercado**	**Valor contábil**	**Valor de mercado**
MMX Minas-Rio (Conforme Nota Explicativa nº 17b.)	29.022	27.128	28.780	26.580
MMX Minas-Rio (Conforme Nota Explicativa nº 17c.)	122.978	113.556	121.656	111.465

VTR

(Em milhares de reais, exceto quando mencionado em contrário)

f. Derivativos

A Companhia tem como política a eliminação dos riscos de mercado, evitando assumir posições expostas a flutuações de valores de mercado e operando apenas instrumentos que permitam controles e riscos. Os contratos de derivativos são operações de termo de moeda, todas registradas na CETIP - Câmara de Custódia e Liquidação. A Companhia não espera incorrer em perdas significativas nessas operações além do que já foi registrado nas demonstrações financeiras.

Limitações

Os valores de mercado foram estimados na data do balanço, baseados em "informações relevantes de mercado". As mudanças nas premissas podem afetar significativamente as estimativas apresentadas.

Risco de taxa de câmbio

Os resultados da Companhia e suas controladas estão suscetíveis de sofrer variações significativas, em função dos efeitos da volatilidade da taxa de câmbio sobre suas operações.

Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio, a Administração adota a política de manter derivativos com a manutenção de ativos vinculados suscetíveis, também, à variação cambial.

A Companhia está exposta a riscos de mercado decorrentes de suas operações. Tais riscos envolvem principalmente risco da taxa de câmbio.

Para os períodos findos em 30 de setembro e 30 de junho de 2006, a Companhia não renovou sua posição de *swap*, para os empréstimos e financiamentos, dadas às expectativas da Administração de queda na taxa de câmbio. A exposição líquida, pelo valor contábil é demonstrada a seguir:

	Consolidado	
	30/9/2006	**30/6/2006**
Financiamentos/empréstimos e obrigações com aquisições de investimentos em dólares norte-americanos	217.857	162.753
Operações financeiras de swap	-	-
Déficit apurado (A-B)	217.857	162.753

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

As receitas da Companhia serão geradas em dólares norte-americanos e a maior parte de suas necessidades de investimento de capital (CAPEX) são em reais. Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio, a Administração adota a política de manter derivativos, operações de termo de moeda, todas registradas na CETIP - Câmara de Custódia e Liquidação, com a manutenção de ativos vinculados suscetíveis, também, à variação cambial.

Na liquidação das operações de termo de moeda,, a Companhia obteve em 2006 resultados positivos líquidos de R$22.590, sendo no encerramento do trimestre R$13.407, levados ao diferido pelas suas controladas em fase pré-operacional.

Os efeitos negativos não realizados nessas operações, de termo de moeda, estão registrados como perda e são levados ao resultado do período, pela Controladora, no valor de R$1.188 e ao diferido pelas suas controladas em fase pré-operacional no montante de R$7.754. No encerramento do trimestre, a variação negativa dos contratos de temo de moeda totalizou R$8.942.

Riscos de aplicações financeiras

São mantidas aplicações financeiras, basicamente, em fundos exclusivos administrados por instituições financeiras e lastreados em títulos públicos federais e títulos privados (CDB) de instituições financeiras de primeira linha e títulos privados (CCB e Debêntures) emitidos por empresas e instituições financeiras, vinculados a taxas pré-fixadas e a rentabilidade média equivalente ao DI Cetip (CDI) e estão sujeitos ao risco de crédito das respectivas empresas e instituições financeiras emissoras.

Riscos de taxa de juros

Os resultados da Companhia e suas controladas estão suscetíveis de sofrer variações significativas decorrentes das operações de empréstimos e financiamentos contratados à taxa de juros flutuantes.

A Companhia e suas controladas utilizam instrumentos financeiros derivativos para proteger ou reduzir a volatilidade nos custos financeiros das operações de financiamentos e investimentos. A contratação de operações de instrumentos financeiros derivativos, tais como *swaps* e termo de moeda como *hedge*, tem por objetivo reduzir os riscos em operações, financiamentos e investimentos.

(Em milhares de reais, exceto quando mencionado em contrário)

21 Cobertura de seguros

A Companhia adota a política de contratar cobertura de seguros para os bens sujeitos a riscos por montantes considerados pela Administração como suficientes para cobrir eventuais sinistros, considerando a natureza de sua atividade. As premissas de riscos adotadas, dada a sua natureza, não fazem parte do escopo de revisão especial das informações trimestrais, conseqüentemente, não foram revisadas pelos nossos auditores independentes. As coberturas de seguros eram:

	Consolidado	
	30/9/2006	**30/6/2006**
Riscos operacionais:		
Danos materiais	74.899	55.903
Responsabilidade civil	181.410	114115
Acidentes pessoais (*)	2.592	2.592

(*) Em 30 de setembro e 30 de junho de 2006, englobam R$2.160 para mortes acidentais ou invalidez e R$432 para custos médicos e hospitalares.

A companhia contratou, em 20 de julho de 2006, cobertura para seguro de responsabilidade civil de administradores - Directors and Officers ("D&O"), no valor de R$55.000.

Adicionalmente, em 30 de setembro e 30 de junho de 2006, a Companhia possuía seguro de automóveis com cobertura de até 110% da tabela FIPE para valor do casco e R$1.100 para responsabilidade civil.

22 Eventos subseqüentes

a. Domínio útil do terreno

Em 19 de outubro de 2006, a Secretaria do Patrimônio da União (SPU) concedeu certidão autorizativa de transferência (CAT), para a aquisição, pela MMX Amapá, do domínio útil do terreno situado na área urbana de Santana, Município de Santana, Estado do Amapá, medindo 129 hectares, pelo valor de R$15.630, a ser pago em 31 de dezembro de 2006.

VTR

(Em milhares de reais, exceto quando mencionado em contrário)

b. *Aquisições de novas áreas*

Fazenda Correntes

Em 26 de outubro de 2006, a controlada MMX Metálicos, adquiriu parte da Fazenda Correntes, situada no município do Buriti, - estado de Mato Grosso do Sul pelo valor de US$7.763 mil (equivalentes s a R$16.781), sendo o valor de US$4.889 mil por uma gleba de terras pastais e lavradias, com área de 3.750 (três mil setecentos e cinqüenta) hectares, e US$2.874 mil referentes à madeira em pé existente no referido município.

Fazenda Jatiuca

Em 8 de novembro de 2006, a controlada MMX Metálicos, adquiriu pelo valor de R$1.200, uma gleba de terras pastais e lavradias, com área de 208 (duzentos e oito) hectares, extraída da Fazenda Santa Maria, situada no município de Anastácio/MS, Comarca de Aquidauana - estado de Mato Grosso do Sul, atualmente denominada "Fazenda Jatiuca".

c. ***Programa de Global Depositary Receipts***

Em 27 de outubro a MMX comunicou que protocolou pedido de aprovações de Programa de Global Depositary Receipts - Nível I. A empresa contratou o Banco Itaú S.A. como instituição custodiante e o Bank of New York como instituição depositária dos referidos recibos. Cada ação ordinária da MMX equivalerá a 40 GDRs emitidos.

* * *

04.01 - NOTAS EXPLICATIVAS

(Em milhares de reais, exceto quando mencionado em contrário)

Composição do Conselho de Administração

Eike Fuhrken Batista - Presidente
Eliezer Batista da Silva - Presidente Honorário
Gilberto Sayao - Conselheiro
Hans Mende - Conselheiro
José Luiz Alqueres - Conselheiro
Michael Vitton - Conselheiro
Peter Nathanial - Conselheiro
Rafael de Almeida Magalhães - Conselheiro
Samir Zraick - Conselheiro

Composição da Diretoria

Eike Fuhrken Batista - Diretor Presidente
Luis Rodolfo Landim Machado - Diretor Geral e de Relação com os Investidores

Diretores:
Adriano José Negreiros Vaz Netto
Dalton Nosé
Joaquim Martino Ferreira
Paulo Carvalho de Gouvêa
Ricardo Antunes Carneiro Neto
Rudolph Ihns

Antonio Jorge Gonçalves Caldas
Contador CRC-RJ-61504/O

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

MMX Mineração e Metálicos

A MMX está investindo, por meio de suas controladas, em projetos de desenvolvimento de pesquisas minerais, que são representados por compromissos de prospecção e aquisição de direitos minerais que, baseados em estudos técnicos e financeiros do grupo e de empresas independentes, poderão trazer resultados futuros.

A MMX continuou a implantar seus projetos conforme planejado neste terceiro trimestre de 2006, a partir das licenças ambientais obtidas dentro dos prazos esperados. Maiores detalhes sobre a evolução das atividades das empresas controladas estão comentados no Relatório Consolidado.

No terceiro trimestre de 2006, as demonstrações financeiras apresentadas estão relacionadas:

- Ao recebimento dos recursos provenientes da Oferta Publica de ações, realizada em final de julho, e respectivos custos dessa operação;

- ao resultado negativo de equivalência que representa a operação da Estrada de Ferro do Amapá (EFA) e o resultado negativo apurado na venda de minério da controlada MMX Corumbá, que encontra-se em fase inicial de produção, assim como a fase pré-operacional das demais controladas da Companhia; e

- as despesas provenientes da manutenção da Companhia.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2006	4 - 30/06/2006
1	Ativo Total	1.607.142	425.815
1.01	Ativo Circulante	1.173.160	52.430
1.01.01	Disponibilidades	1.005.797	38.597
1.01.01.01	Bancos Conta Movimento	9.255	20.070
1.01.01.02	Aplicações Financeiras	996.542	18.527
1.01.02	Créditos	149.258	6.437
1.01.02.01	Adiantamentos	15.139	3.470
1.01.02.02	Impostos a Recuperar	5.690	2.823
1.01.02.03	Contas a Receber	220	144
1.01.02.04	Retenções Contratuais	128.209	0
1.01.03	Estoques	16.618	5.923
1.01.04	Outros	1.487	1.473
1.02	Ativo Realizável a Longo Prazo	812	0
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	812	0
1.02.03.01	Depositos Judiciais	812	0
1.03	Ativo Permanente	433.170	373.385
1.03.01	Investimentos	265.765	271.571
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	179.689	177.513
1.03.01.02.01	Ágio na Aquisição de Controladas	177.513	177.513
1.03.01.02.02	Adiantamento aquisição de investimento	2.176	0
1.03.01.03	Outros Investimentos	86.076	94.058
1.03.01.03.01	Direiros Minerais	86.076	94.058
1.03.02	Imobilizado	59.412	32.578
1.03.02.01	Terrenos	8.301	7.947
1.03.02.02	Máquinas e Equipamentos	27.387	9.597
1.03.02.03	Equipamentos de Informática	1.608	1.156
1.03.02.04	Programas	327	231
1.03.02.05	Móveis e Utensílios	1.888	545
1.03.02.06	Veículos	2.025	690
1.03.02.07	Aeronave	11.841	12.145
1.03.02.08	Equipamentos de Ferrovia	3.633	0
1.03.02.09	Obras em Andamento	2.402	267
1.03.03	Diferido	107.993	69.236
1.03.03.01	Despesas Pré-operacionais	124.074	91.351
1.03.03.02	Resultados Financeiros Pré-operacionais	(16.081)	(22.115)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2006	4 - 30/06/2006
2	Passivo Total	1.607.142	425.815
2.01	Passivo Circulante	342.596	300.200
2.01.01	Empréstimos e Financiamentos	236.895	198.452
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	33.710	7.897
2.01.04	Impostos, Taxas e Contribuições	6.245	3.622
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	0	0
2.01.06.01	Provisão para Realização do IR Diferido	0	0
2.01.07	Dívidas com Pessoas Ligadas	338	338
2.01.08	Outros	65.408	89.891
2.01.08.01	Obrigações s/Aquisição de Investimentos	62.712	87.784
2.01.08.02	Outros	2.696	2.107
2.02	Passivo Exigível a Longo Prazo	221.304	101.556
2.02.01	Empréstimos e Financiamentos	129.367	29.506
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	91.937	72.050
2.02.05.01	Obrigações s/Aquisição de Investimentos	91.125	72.050
2.02.05.02	Provisao Para Contingências	812	0
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	4.130	8.158
2.05	Patrimônio Líquido	1.039.112	15.901
2.05.01	Capital Social Realizado	1.142.515	23.620
2.05.02	Reservas de Capital	0	0
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	(103.403)	(7.719)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.01	Receita Bruta de Vendas e/ou Serviços	802	1.703	0	0
3.02	Deduções da Receita Bruta	(48)	(144)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	754	1.559	0	0
3.04	Custo de Bens e/ou Serviços Vendidos	(4.268)	(6.063)	0	0
3.05	Resultado Bruto	(3.514)	(4.504)	0	0
3.06	Despesas/Receitas Operacionais	(94.936)	(99.130)	0	0
3.06.01	Com Vendas	0	0	0	0
3.06.02	Gerais e Administrativas	(33.679)	(37.921)	0	0
3.06.03	Financeiras	(52.606)	(52.558)	0	0
3.06.03.01	Receitas Financeiras	24.527	24.762	0	0
3.06.03.02	Despesas Financeiras	(77.133)	(77.320)	0	0
3.06.03.02.01	Despesas Financeiras	(77.092)	(77.279)	0	0
3.06.03.02.02	Variação Cambial	(41)	(41)	0	0
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	(8.651)	(8.651)	0	0
3.06.05.01	Provisão para perda de estoque	(8.651)	(8.651)	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	(98.450)	(103.634)	0	0
3.08	Resultado Não Operacional	(1.262)	(1.256)	0	0
3.08.01	Receitas	(6)	0	0	0
3.08.02	Despesas	(1.256)	(1.256)	0	0
3.09	Resultado Antes Tributação/Participações	(99.712)	(104.890)	0	0
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2006 a 30/09/2006	4 - 01/01/2006 a 30/09/2006	5 - 01/07/2005 a 30/09/2005	6 - 01/01/2005 a 30/09/2005
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	4.028	4.166	0	0
3.15	Lucro/Prejuízo do Período	(95.684)	(100.724)	0	0
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	3.804	3.804	60	60
	LUCRO POR AÇÃO			0,00000	0,00000
	PREJUÍZO POR AÇÃO	(25,15352)	(26,47844)		

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

MMX Mineração e Metálicos

A MMX investe por meio de suas controladas, em operações integradas de mineração, beneficiamento, produção e logística de minério de ferro e de insumos para a siderurgia, com o objetivo de alcançar uma posição de destaque a longo prazo no Brasil e no exterior.

As operações foram planejadas e organizadas em sistemas integrados, independentes e denominados **Sistema MMX Corumbá, Sistema MMX Amapá e Sistema MMX Minas-Rio**. A empresa controlada pela Companhia MMX Metálicos Brasil Ltda. é a responsável e irá desenvolver o projeto de usinas de ferro-gusa e produtos semi-acabados, dos sistemas Corumbá e Amapá, e da planta de pelotização do Sistema Minas-Rio.

Informações detalhadas dos Sistemas MMX, dos investimentos envolvidos para o desenvolvimento dos projetos e os estudos de viabilidade estão disponíveis no nosso website www.mmx.com.br/ri

MMX no Novo Mercado

A Oferta Pública de Ações Ordinárias foi encerrada em 24 de agosto e realizada com sucesso. A distribuição, incluindo a Opção do Lote Suplementar, foi de 1.373 mil ações e alcançou valor bruto de R$1.042 milhões, direcionado para investidores qualificados no Brasil e no exterior. O preço unitário, determinado pelo processo de *bookbuilding*, foi fixado em R$815,00.

A MMX ingressou no Novo Mercado da Bovespa em 24 de julho de 2006, com o início da negociação das suas novas ações ordinárias, sob o código **MMXM3**. A Companhia passou a integrar a carteira do Índice de Ações com Governança Corporativa Diferenciada (IGC). A cotação das ações é unitária e negociada em lote de cem ações.

O capital social é representado por 3.804 mil ações, e o free float alcança 32% do total. A participação de investidores estrangeiros no free float é de 91% (*) e 29% (*) no capital total da empresa.

O valor de mercado em 30 de setembro da MMX foi de R$3,1 bilhões.(*)

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Desenvolvimento dos Sistemas MMX

Sistema MMX Corumbá:

- A mina 63 está em operação desde dezembro de 2005 e alcançou nos primeiros nove meses de 2006 produção de 306 mil toneladas. Até o final do ano o ritmo de produção esperado é de 1 milhão de toneladas;

- Foi realizada em julho a primeira exportação de minério de ferro, com o embarque de 10,5 mil toneladas, direcionado a cliente na América do Sul; e

- A Planta de Gusa obteve em agosto a licença de Instalação. Em setembro foi iniciada a construção do primeiro alto forno, que deverá entrar em operação em meados de 2007, conforme previsto.

A produção de ferro-gusa esperada é de 400 mil toneladas, e deverá atingir plena capacidade em 2008. (*)

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Sistema MMX Amapá:

Em 21 de setembro foi divulgado que a mineradora norte-americana Cleveland-Cliffs Inc. celebrou acordo preliminar com a Centennial Asset Amapá Participações S.A., empresa que detém 30% da MMX Amapá, para a aquisição desta participação por US$133 milhões. (*)

- A mina Amapá obteve Licença de Instalação em agosto de 2006. Com empresa de engenharia contratada, as obras de terraplanagem e barragem foram iniciadas em setembro. Todos os equipamentos necessários para a operação foram adquiridos, com recebimento previsto para meados de 2007. O início das operações está previsto para o último trimestre de 2007;

- A Estrada de Ferro do Amapá (EFA), com contrato de concessão por 20 anos, obteve Licença de Operação em agosto. Os equipamentos (vagões e locomotivas) estão sendo reformados, assim como a via permanente; e

- A Licença Prévia para a construção do terminal portuário foi obtida em agosto. O início das obras está previsto para dezembro, após a obtenção da Licença de Instalação.

O Sistema compreenderá a produção de minério de ferro, que deverá atingir plena capacidade em 2009 com 6,5 milhões de toneladas, sendo 72% de finos de pelotização. (*)

Sistema MMX Minas – Rio:

Foi protocolado no IBAMA em setembro o Estudo de Impacto Ambiental (EIA-RIMA) para o projeto do minérioduto, primeira etapa para o licenciamento ambiental do empreendimento.

A MMX, visando promover o diálogo e alinhada com seu compromisso de transparência, organizou reuniões com as comunidades dos diversos municípios incluídos no trajeto do minérioduto. Os eventos foram realizados ao longo do mês de outubro.

Conforme já anunciado, foi formalizada em junho passado a decisão dos Governos dos Estados de Minas Gerais e Rio de Janeiro em colaborar com a implantação de corredor logístico, entre os dois estados.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Financiamentos

No quadro abaixo informamos a situação atual das linhas de crédito, obtidas e acordadas, para nossos projetos:

Projetos	Financiamento US$ milhões (*)	Instituição	Status	Prazo
Mina e logística	1.744			
Corumbá	26	ABC/Unibanco/Itaú/BNDES	Assinado	3 anos
Amapá	200	Itaú BBA/ABC	Firme	7 a 10 anos
Minas-Rio	1.518	Unibanco/Sindicato/BNDES	Empréstimo-ponte de US$ 50	12 anos
Metálicos	985			
Corumbá	150	Credit Suisse	Empréstimo-ponte de US$ 50	7 anos
Amapá	510	Itaú / BNDES	-	10 anos
Minas-Rio	325	Itaú / BNDES	-	10 anos
Total	2.729			

Custo médio esperado do total dos financiamentos deve ser de Libor + 1,5%, assumindo funding do BNDES

Recursos geológicos

Os estudos de estimativas de recursos e reservas, com dados de pesquisa até 31 de março de 2006, estão sendo auditados segundo o padrão de referência canadense NI-43.101. A divulgação está prevista para o último trimestre do ano.

A pesquisa geológica continua e os estudos serão atualizados com os novos dados obtidos até julho de 2006. O programa poderá ampliar nossos recursos e reservas geológicas.

O quadro abaixo mostra o resultado do programa de sondagem realizado:

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Sistemas MMX	Recursos (*)		
	tipo	Fe %	Volume mil tons mar/06
Corumbá	inferidos	-	-
	indicados	55,26	64.950
Amapá	inferidos	37,27	155.540
	indicados	37,27	219.740
Minas-Rio	inferidos	40,84	305.160
	indicados	39,77	407.860
Total	inferidos		460.700
	indicados		692.550
	total		1.153.250

(*) Não revisado pela KPMG Auditores Independentes.

Demonstrações Financeiras

Nos primeiros nove meses de 2006, as demonstrações financeiras apresentadas refletem a fase de implementação das controladas da Companhia, representada por investimentos, custos e despesas relacionados aos projetos em desenvolvimento.

A disponibilidade de caixa apresentada reflete os recursos recebidos pela Oferta Pública.

Eventos Subseqüentes

Em 27 de outubro a MMX comunicou que protocolou pedido de aprovações de Programa de Global Depositary Receipts – Nível I. A empresa contratou o Banco Itaú S.A. como instituição custodiante e o Bank of New York como instituição depositária dos referidos recibos. Cada ação ordinária da MMX equivalerá a 40 GDRs emitidos.

VTR

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	MMX AMAPÁ MINERAÇÃO LTDA	06.030.747/0001-79	FECHADA CONTROLADA	70,00	16,74
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		4.640		4.640	
02	MMX MINAS-RIO MINERAÇÃO E LOGISTICA LTDA	07.366.649/0001-70	FECHADA CONTROLADA	70,00	52,43
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		5.935		5.935	
03	MMX CORUMBÁ MINERAÇÃO LTDA	07.557.381/0001-53	FECHADA CONTROLADA	70,00	30,72
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		10.640		10.640	
04	MMX METALICOS BRASIL LTDA	06.129.747/0001-20	FECHADA CONTROLADA	99,99	0,10
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		10		10	

15.01 - PROJETOS DE INVESTIMENTO

MMX Mineração e Metálicos

Para uma melhor análise dos projetos da Companhia, descrevemos abaixo dados relativos ao
Cronograma total de investimentos de capital para os Sistemas Integrados MMX (*).

Total dos Sistemas Integrados MMX

	Capex Total US$ x 1000	2005	2006	2007	2008	2009	2010	2011	2012	2013
Sistema MMX Amapa	915.270	-	86.655	293.806	381.787	126.700	26.322	-	-	-
Sistema MMX Minas – Rio	2.466.288	-	134.275	771.534	1.133.027	312.869	39.583	25.000	25.000	25.000
Sistema MMX Corumba	220.360	17.400	87.435	92.600	22.925	-	-	-	-	-
Total Sistemas Integrados MMX	3.601.918	17.400	308.365	1.157.940	1.537.739	439.569	65.905	25.000	25.000	25.000

(*)Não revisado pela KPMG Auditores Independentes.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

1. ACIONISTAS COM MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE (*)

POSIÇÃO ACIONÁRIA DOS DETENTORES DE MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE DA COMPANHIA, ATÉ O NÍVEL DE PESSOA FÍSICA

Companhia: MMX MINERAÇÃO E METÁLICOS S.A.					Posição em 30/09/2006 (Em Unidades)	
Acionista	**Ações Ordinárias**		**Ações Preferenciais**		**Total**	
	Qde	**%**	**Qde**	**%**	**Qde**	**%**
Eike Furhken Batista	2.430.488	63,90	-	-	2.430.488	63,90
Gavião M Trading LLC	270.000	7,10			270.000	7,10
Outros	1.103.390	29,00	-	-	1.103.390	29,00
Total	**3.803.878**	**100,00**	-	-	**3.803.878**	**100,00**

2. POSIÇÃO DOS CONTROLADORES, ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO (*)

POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES

E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO

Posição em 30/09/2006

Acionista	**Quantidade de Ações Ordinárias (Em Unidades)**	**%**	**Quantidade de Ações Preferenciais (Em Unidades)**	**%**	**Quantidade Total de Ações (Em Unidades)**	**%**
Controlador	2.430.488	63,90	-	-	2.430.488	63,90
Administradores						
Conselho de Administração	256	0,005			256	0,005
Diretoria	160	0,005	-		160	0,005
Conselho Fiscal	-		-		-	
Ações em Tesouraria	-		-		-	
Outros Acionistas	1.372.974	36,09		-	1.372.974	36,09
Total	**3.803.878**	**100**	-	-	**3.803.878**	**100**
Ações em Circulação	1.372.974		-	-	1.372.974	

Obs.: A Companhia não possui Conselho Fiscal instituído.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES

E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO

Posição em 31/12/2005

Acionista	Quantidade de Ações Ordinárias (Em Unidades)	%	Quantidade de Ações Preferenciais (Em Unidades)	%	Quantidade Total de Ações (Em Unidades)	%
Controlador	52.036	99,99	39.998	100	92.034	99,99
Administradores						
Conselho de Administração	-	-	2	-	2	-
Diretoria	8	-	-		8	-
Conselho Fiscal	-		-		-	-
Ações em Tesouraria	-		-		-	-
Outros Acionistas	-	-	-	-	-	-
Total	**52.044**	**100**	**40.000**	**100**	**92.044**	**100**
Ações em Circulação	-	-	-	-	-	-

Obs.: A Companhia não possuía Conselho Fiscal instituido.

3. A COMPANHIA ESTÁ VINCULADA À ARBITRAGEM NA CÂMARA DE ARBITRAGEM DO MERCADO, CONFORME CLÁUSULA COMPROMISSÓRIA CONSTANTE DO SEU ESTATUTO SOCIAL.

(*) Não revisado pela KPMG Auditores Independentes.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Ao
Conselho de Administração e aos Acionistas da
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

Efetuamos uma revisão especial das informações trimestrais da MMX Mineração e Metálicos S.A. (anteriormente denominada Tressem Participações S.A.), referentes ao trimestre findo em 30 de setembro de 2006, compreendendo o balanço patrimonial e o balanço patrimonial consolidado dessa Companhia e suas controladas, a demonstração do resultado e a demonstração do resultado consolidado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis adotadas no Brasil.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e suas controladas, quanto aos principais critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia e suas controladas.

Baseados em nossa revisão especial não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas para que as mesmas estejam de acordo com as práticas contábeis adotadas no Brasil e condizentes com as normas expedidas pela Comissão de Valores Mobiliários - CVM, especificamente aplicáveis à elaboração das informações trimestrais obrigatórias.

Nossa revisão especial foi efetuada com o objetivo de emitirmos um relatório sobre as informações trimestrais acima referidas. A demonstração dos fluxos de caixa relativa ao período de nove meses findo em 30 de setembro de 2006 representa informação complementar àquelas informações trimestrais e é apresentada para possibilitar uma análise adicional. Essa informação complementar foi submetida aos mesmos procedimentos de revisão aplicados às informações trimestrais acima referidas e está apresentada, em todos os aspectos relevantes, adequadamente em relação às informações trimestrais, tomadas em conjunto.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Conforme comentado na Nota Explicativa nº 1, a maior parte das controladas da Companhia encontram-se em fase pré-operacional e, desta forma, os resultados correspondentes a atividades pré-operacionais encontram-se registrados no ativo diferido, exceto pelos gastos que não estão associados a quaisquer benefícios futuros, os quais foram transferidos do ativo diferido para o resultado do exercício. A Companhia possui também saldo de ágio oriundo da aquisição de controlada. A recuperação dos valores registrados no ativo permanente depende do sucesso das operações futuras da Companhia e suas controladas, bem como as controladas dependem do suporte financeiro dos acionistas e/ou recursos de terceiros até que as operações se tornem rentáveis. Os planos da Administração com relação ao início da atividade operacional estão descritos na mesma Nota Explicativa nº 1.

As informações trimestrais da Tressem Participações S.A. (denominação social anterior da MMX Mineração e Metálicos S.A.) relativas ao trimestre findo em 30 de setembro de 2005, apresentadas para fins comparativos, foram revisadas por outros auditores independentes. O relatório de revisão especial desses outros auditores independentes, datado de 7 de novembro de 2005, foi emitido com comentário de que as informações trimestrais foram preparadas no pressuposto da continuidade normal dos negócios da Companhia.

14 de novembro de 2006

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Contador CRC-RJ-052.428/O-2

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

ÍNDICE

VTR